Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2008 Q3

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions (see below), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates (see Section 9). Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Assumptions for 2008 guidance include:

Reduced 2008 economic growth with an estimated Canadian gross domestic product (GDP) growth rate of 0.7% and above average growth in the provinces of Alberta and British Columbia; an average 2008 exchange rate of approximately C$1.00 to U.S.$0.95 (after averaging U.S.$0.98 for the first nine months of 2008); increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP (voice over Internet protocol) companies; impact from the acquisition of Emergis in mid-January; Canadian wireless industry market penetration gain of 4.5% to 5%; the target for consolidated capital expenditures explicitly excluded the payment for wireless spectrum licences acquired in the advanced wireless services (AWS) spectrum auction; in addition to capital expenditures, payment for AWS spectrum licences in the third quarter of 2008 was $881.6 million; no new wireless competitive entrants are assumed for 2008; approximately $50 million restructuring expenses (up from $20.4 million in 2007); a blended statutory tax rate of approximately 30.5% to 31.5%; a discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million (down from 331.7 million in 2007). Earnings per share (EPS), cash balances, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in 2009 following the AWS spectrum auction); economic growth and fluctuations (including the global credit crisis, and pension performance, funding and expenses); capital expenditure levels (potentially increased in 2009 and future years by the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, broadband and wireless technology options and choice of suppliers, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of HSPA (high speed packet access) / LTE (long-term evolution) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents, including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of TELUS’ 2007 annual and 2008 first and second quarter Management’s discussions and analyses, as well as updates in Section 10 of this document.

Management’s discussion and analysis

November 5, 2008

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2008 and 2007, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. The principal differences between Canadian and U.S. GAAP, as they relate to TELUS, are summarized in Note 20 of the interim Consolidated financial statements. Management’s discussion and analysis and the interim Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definitions.

Management’s discussion and analysis contents

Section		Contents

1.	Introduction	Introduction and summary of TELUS’ consolidated results for the third quarter and first nine months of 2008

2.	Core business, vision and strategy	A discussion of activities in support of TELUS’ six strategic imperatives

3.	Key performance drivers	A listing of corporate priorities for 2008

4.	Capability to deliver results	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results

5.	Results from operations	A detailed discussion of operating results for the third quarter and first nine months of 2008

6.	Financial condition	A discussion of significant changes in TELUS’ balance sheets for the nine-month period ended September 30, 2008

7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures

8.	Critical accounting estimates and accounting policy developments	A description of accounting estimates that are critical to determining financial results, and changes to accounting policies

9.	Annual guidance for 2008	TELUS’ revised annual guidance compared to original targets

10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks

11.	Reconciliation of non-GAAP measures and definitions	A description, calculation and reconciliation of certain measures used by management

1.              Introduction

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussion and analysis, and updates in TELUS’ 2008 first, second and this third quarter Management’s discussion and analyses.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economic environment

There is economic uncertainty related to tightening of credit markets worldwide. The credit situation is fluid and it is difficult to predict future outcomes. TELUS’ capital structure financial policies, which are discussed under Capabilities – Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

The Company’s undiscounted financial liability contractual maturities are presented in Liquidity risk under Section 7.8 Financial instruments.

1.3 Canadian telecommunications industry

Wireless developments – advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

Industry Canada conducted a wireless spectrum licence auction between May 27 and July 21, 2008 for 90 MHz of AWS spectrum (including 40 MHz set aside for new entrants), 10 MHz for personal communications network (PCS) service extension, and 5 MHz for another small band. The auction concluded after 331 rounds with Industry Canada reporting total proceeds of $4,255 million (average of $1.55/MHz/POP for AWS and PCS spectrum, where POP refers to person of population). TELUS was the successful bidder on 59 spectrum licences (see table), providing additional spectrum depth nationally in markets TELUS already covers. The average spectrum acquired by TELUS was 16.2 MHz at an average cost of $1.82/MHz/POP.

Each of the successful spectrum bidders, including TELUS, was required to remit a 20% deposit in August and complete full payment for the licences in September, as well as demonstrate compliance with Canadian ownership requirements. Industry Canada is expected to turn over licences to the respective spectrum auction winners following a closed-door eligibility review process. For additional discussion, see Section 2 - Building national capabilities, Section 4.1 Principal markets addressed and competitors and Section 10.1 Regulatory.

In the third quarter, TELUS paid Industry Canada $881.6 million for the licences and related auction charges. The Company paid the amount through a combination of drawing on its credit facilities and utilization of cash on hand. Ownership compliance decisions by Industry Canada are pending.

Licences acquired by TELUS in the May 27 to July 21, 2008 Industry Canada spectrum auction

Bandwidth	Number of licences acquired	Geographic areas
20 MHz comprised of 10 MHz in the 1700 MHz range paired with 10 MHz in the 2100 MHz range	32	Quebec, SW Ontario, Ottawa Region, Manitoba, Saskatchewan, Alberta and B.C.

10 MHz comprised of 5 MHz in the 1700 MHz range paired with 5 MHz in the 2100 MHz range	27	Toronto, Central, and N. Ontario; Yukon, Northwest Territories & Nunavut; Newfoundland & Labrador; Nova Scotia; New Brunswick; and P.E.I.

1.4 Consolidated highlights

The chief executive officer, who is the chief operating decision-maker, regularly receives TELUS’ consolidated reports on two bases: including and excluding (as shown in the “as adjusted” calculations) an incremental charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. The net-cash settlement feature was introduced in the first quarter of 2007. The highlights table below presents the unadjusted and adjusted views.

Consolidated highlights
($ millions, except shares, per-share amounts,	Quarters ended September 30			Nine-month periods ended Sept. 30
subscribers and ratios)	2008	2007	Change	2008	2007	Change

Consolidated statements of income

Operating revenues	2,449.3	2,309.9	6.0%	7,198.6	6,743.6	6.7%

Operating income	538.0	584.4	(7.9)%	1,563.5	1,475.2	6.0%
Net-cash settlement feature expense (recovery)	0.3	(7.2)	n.m	0.2	168.1	(99.9)%
Operating income (as adjusted)	538.3	577.2	(6.7)%	1,563.7	1,643.3	(4.8)%

Income before income taxes	411.2	490.2	(16.1)%	1,193.8	1,113.9	7.2%
Net-cash settlement feature expense (recovery)	0.3	(7.2)	n.m	0.2	168.1	(99.9)%
Income before income taxes (as adjusted)	411.5	483.0	(14.8)%	1,194.0	1,282.0	(6.9)%

Net income	285.1	409.9	(30.4)%	843.1	857.8	(1.7)%
Net-cash settlement feature, after tax	0.2	(4.9)	n.m.	0.1	104.1	(99.9)%
Net income (as adjusted)	285.3	405.0	(29.6)%	843.2	961.9	(12.3)%

Earnings per share, basic ($)	0.89	1.24	(28.2)%	2.62	2.57	1.9%
Net-cash settlement feature per share	—	(0.01)	n.m.	—	0.31	(100.0)%
Earnings per share, basic (as adjusted) ($)	0.89	1.23	(27.6)%	2.62	2.88	(9.0)%

Earnings per share, diluted ($)	0.89	1.23	(27.6)%	2.61	2.55	2.4%

Cash dividends declared per share ($)	0.45	0.375	20.0%	1.35	1.125	20.0%

Consolidated statements of cash flows

Cash provided by operating activities	986.1	831.8	18.6%	2,072.3	2,354.3	(12.0)%
Cash used by investing activities	1,352.7	430.0	n.m.	2,789.5	1,300.1	114.6%
Capital expenditures	472.3	434.1	8.8%	1,227.6	1,297.8	(5.4)%
Payment for advanced wireless services (AWS) spectrum licences	881.6	—	—	881.6	—	—
Acquisitions	4.5	—	—	695.8	—	—
Cash provided (used) by financing activities	356.8	(403.0)	n.m.	733.5	(1,041.7)	n.m

Subscribers and other measures

Subscriber connections (1) (thousands)	11,475	11,008	4.2%

EBITDA (2)	974.1	987.0	(1.3)%	2,841.2	2,635.9	7.8%
Net-cash settlement feature expense (recovery)	0.3	(7.2)	n.m	0.2	168.1	(99.9)%
EBITDA (as adjusted)	974.4	979.8	(0.6)%	2,841.4	2,804.0	1.3%

Free cash flow, including payment for AWS spectrum licences (3)	(429.8)	502.9	n.m.	452.3	1,145.4	(60.5)%

Debt and payout ratios (4)

Net debt to EBITDA – excluding restructuring costs	1.9	1.7	0.2
Dividend payout ratio of sustainable net earnings (%)	54	47	7 pts

pt; pts – percentage point(s); n.m. – not meaningful

(1)            The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems.

(2)            EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(3)            Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(4)            See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

Highlights from operations:

•                  Subscriber connections increased by 467,000 in the twelve-month period ended September 30, 2008. The number of wireless subscribers grew by 10.6% to 5.98 million, the number of Internet subscribers grew by 4.6% to 1.21 million and the number of network access lines decreased by 3.6% to 4.33 million.

•                  Wireless gross subscriber additions increased to a TELUS third quarter record of 446,600, or up 23%, when compared to the same period in 2007, and were positively influenced by the introduction of the new postpaid basic service and brand Koodo Mobile ® earlier in 2008. Wireless average revenue per subscriber unit per month (ARPU) was $64.14 in the third quarter of 2008, up $1.41 from the second quarter of 2008, although down $0.66 from $64.80 in the third quarter of 2007.

•                  Operating revenues increased by $139.4 million and $455.0 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Growth in wireless network revenues and wireline data revenues (including revenues from the Emergis acquisition) more than offset revenue declines in wireline voice local and long distance.

•                  Operating income adjusted to exclude the net-cash settlement feature decreased by $38.9 million and $79.6 million, respectively, in the third quarter and first nine months of 2008, when compared to the same periods in 2007. The decreases were primarily due to additional software amortization from the January acquisition of Emergis and a new converged wireline billing system, as well as increased depreciation. In addition, EBITDA (as adjusted) decreased by $5.4 million in the third quarter of 2008 when compared to the same period in 2007, as increased data revenues were offset by costs supporting the growth, including acquisition costs supporting strong wireless subscriber additions and upfront implementation costs for new wireline enterprise customers. EBITDA (as adjusted) increased by $37.4 million in the first nine months of 2008 when compared to the same period in 2007, primarily from growth in the wireless segment.

•                  Income before income taxes (as adjusted) decreased by $71.5 million in the third quarter and decreased by $88.0 million in the first nine months of 2008 when compared to the same periods in 2007, due to lower operating income (as adjusted) and higher net financing expenses. Net financing expenses increased mainly from debt added in 2008 to help fund acquisitions in January and payment for advanced wireless services spectrum licences in the third quarter, while interest income from the settlement of tax-related matters decreased significantly. The Net debt to EBITDA ratio remained within the Company’s long-term policy range.

•                  Net income decreased by $124.8 million or 35 cents per share in the third quarter of 2008 when compared to the same period in 2007, with the biggest component of the decrease being favourable income tax-related adjustments one year earlier of approximately $93 million or 28 cents per share. In addition, an unfavourable after-tax adjustment of approximately $8 million, or two cents per share, was recorded in the third quarter of 2008 for sales tax reassessments relating to prior years. For the first nine months of 2008, Net income decreased by $14.7 million, but increased by 5 cents per share (basic) when compared to the same period in 2007. Average shares outstanding during the first nine months of 2008 were 3.7% lower than in the same period in 2007, due to market repurchases under normal course issuer bid (NCIB) programs.

Net income changes ($ millions)	Quarters ended September 30	Nine-month periods ended Sept. 30

Net income in 2007	409.9	857.8
Tax-effected changes:
Lower net-cash settlement feature (recovery) expense	(5.1)	104.0
Change in EBITDA as adjusted (1)	(3.7)	25.7
Higher depreciation and amortization (1), excluding investment tax credits in 2007	(23.0)	(77.4)
Lower (higher) interest expenses (1)	(7.2)	9.9
Income tax-related adjustments (see Section 5.2)	(93.0)	(97.0)
Other	7.2	20.1

Net income in 2008	285.1	843.1

(1) For the purposes of this presentation, the 2008 blended statutory tax rates were used.

Highlights - liquidity and capital resources:

•                  At September 30, 2008, TELUS had unutilized credit facilities exceeding $1.1 billion, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. In addition the Company continues to meet two other key guidelines. First, Net debt to EBITDA at September 30, 2008 was 1.9 times, as compared to 1.7 times at September 30 and December 31, 2007, continuing the achievement of the Company’s long-term target policy range of 1.5 to 2.0 times. Second, the dividend payout ratio, based on the annualized third quarter dividend and earnings for the 12-month trailing period ended September 30, 2008 (excluding favourable tax-related adjustments), was 54%, within the Company’s guideline of 45% to 55% of sustainable net earnings.

•                  Cash provided by operating activities increased by $154.3 million in the third quarter of 2008 and decreased by $282.0 million in the first nine months of 2008 when compared to the same periods in 2007, mainly due to changes in proceeds from securitized accounts receivable and other changes in non-cash working capital.

•                  Cash used by investing activities increased by $922.7 million in the third quarter of 2008 and increased by $1,489.7 million during the first nine months of 2008 when compared to the same periods in 2007. The increase for the third quarter was due mainly to the $882 million payment for advanced wireless services spectrum licences and higher wireline capital expenditures. The increase for the first nine months included payment for advanced wireless services spectrum licences and the January 2008 acquisitions of Emergis and Fastvibe totalling $687 million net of acquired cash, partly offset by lower wireless capital expenditures.

As described in Section 2 – Building national capabilities, the Company announced its national launch of a next generation wireless network and service by early 2010, based on the latest version of HSPA (high speed packet access) technology. The cost of the network build is to be shared with Bell Canada under a new and enhanced network sharing agreement. TELUS’ total capital expenditure guidance for 2008 is unchanged and includes such expenditures for the current year. For 2009, TELUS expects that total wireless capital expenditures, including those related to the HSPA build-out, will be slightly higher than historic levels on a temporary basis, at approximately $750 million. See Caution on forward looking statements at the front of this Management’s Discussion and Analysis and risks described in Section 10.4 Technology.

•                  Net cash provided by financing activities was $356.8 million and $733.5 million, respectively, in the third quarter and first nine months of 2008. This compares to net cash used by financing activities of $403.0 million and $1,041.7 million, respectively, in the same periods of 2007. Net cash provided by financing activities in 2008 included an increase in commercial paper, higher utilization of the 2012 bank facility, and the April 2008 issue of $500 million Notes maturing in 2015, which helped support payment of $881.6 million for AWS spectrum licences in the third quarter and $691.3 million for January acquisitions, net of acquired cash. Net cash used by financing activities in 2007 included the June repayment of $1.5 billion of matured Notes.

•                  Free cash flow decreased by $932.7 million and $693.1 million, respectively, in the third quarter and first nine months of 2008, when compared to the same periods in 2007, due mainly to the payment for AWS spectrum licences in the third quarter of 2008. Free cash flow in 2008 was supplemented by financing activities to help fund the purchase AWS spectrum licences in third quarter and to complete January acquisitions.

2.              Core business, vision and strategy

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussion and analysis, and updates in TELUS’ 2008 first, second and this third quarter Management’s discussion and analyses.

TELUS’ core business, vision and strategy were detailed in its 2007 Management’s discussion and analysis. Activities that supported the Company’s six strategic imperatives during 2008 include the following:

Building national capabilities across data, IP, voice and wireless

In July, TELUS successfully bid on 20 MHz and 10 MHz blocks of advanced wireless services (AWS) spectrum in the 1700 MHz / 2100 MHz ranges in the Industry Canada auction. The average spectrum won by TELUS was 16.2 MHz nationally, which increases TELUS’ strong spectrum position, and is expected to provide capacity for the introduction of future 4G (fourth generation) service offerings.

In September, the Company turned down its first-generation wireless (analogue) network, deployed in the mid-1980’s. The analogue network had reached the end of its useful service life and only 27,600 customers were using it just before deactivation. TELUS began notifying customers of the pending network turndown about one year earlier. Customers were offered free digital phones and the option of higher-powered long-range phones at below-cost prices. The turndown of the analogue network frees up more spectrum for digital capacity and allows the Company to focus on improvements in the current third generation network and prepare for future 4G services.

TELUS has recently announced it has chosen Long Term Evolution (LTE) as the technology path for its fourth generation wireless broadband network, and that as an interim step, is immediately launching a national build of a next generation wireless service to be launched commercially by early 2010, based on the latest version of HSPA technology using existing 1900 MHz and 850 MHz spectrum. The HSPA service is expected to augment TELUS’ existing wireless service portfolio and position the Company for a smoother future transition to LTE. TELUS’ existing portfolio of wireless services includes CDMA (code division multiple access) providing access to third generation (3G) high-speed wireless services (EVDO), and iDEN-based Mike® service, the Company’s Push To Talk™ network and business service. LTE is an emerging worldwide 4G technology that has gained support from many of the world’s largest carriers and manufacturers, but it is not expected to be available commercially for a number of years. The benefits of the investment in HSPA are expected to include: increased international roaming for existing TELUS customers, access to increased global roaming revenues for TELUS, faster network speeds, lower handset costs due to the larger HSPA device ecosystem, and lower network development and ongoing operating costs. TELUS also plans to support its CDMA and iDEN (Mike service) customers for the foreseeable future.

After a comprehensive review process, the Company selected two suppliers, Nokia Siemens Networks and Huawei, for TELUS’ next generation wireless network. TELUS also announced it has entered into an HSPA network sharing agreement with Bell Canada. This agreement builds on and enhances an agreement signed in 2001 and is expected to enable the Company to lower the cost, accelerate deployment of the next generation wireless voice and data services on a national basis, optimize cell-site utilization, and maximize potential operating efficiencies. Initial capital expenditures for the new network are included in TELUS’ original and unchanged capital expenditure guidance of approximately $1.9 billion for 2008 (see Section 9: Annual guidance for 2008). For 2009, TELUS expects total wireless capital expenditures, including those related to HSPA, to be temporarily higher than historic levels at approximately $750 million. See Caution on forward looking statements at the front of this Management’s Discussion and Analysis and risks described in Section 10.4 Technology. TELUS’ HSPA and LTE evolution strategy is also consistent with the objectives of focusing on the growth markets of data, IP and wireless, and partnering to accelerate TELUS’ strategy.

Focusing relentlessly on the growth markets of data, IP and wireless

The third quarter of 2008 is the second full period including the operations of TELUS’ wireless postpaid Koodo brand and service, launched in March to better address segments of the wireless market and complement the fully featured TELUS brand service. The expected benefits include more flexibility in serving various market segments, increasing postpaid customer additions, protecting revenue on the premium TELUS brand, and improving client retention programs.

In October, the Company also announced an investment of $33 million to build its most environmentally-friendly Internet data centre in Laval, Quebec. The new facility will be designed according to the latest Leadership in Energy and Environmental Design (LEED) standards and will support TELUS’ data service growth. An Internet data centre is a highly secure building that houses powerful computer servers, all of which have redundant power, cooling and security systems.

Investing in internal capabilities to build a high-performance culture and efficient operations

In mid-July, following a large pilot implementation for 150,000 residential customers in British Columbia, TELUS successfully converted more than one million B.C. wireline residential customers to a new billing and client care system. This converges to the system in Alberta, and for the first time most residential customers in Alberta and B.C. are on the same billing and client care system. During the B.C. conversion, TELUS applied learnings from the Alberta conversion in 2007 and the implementation appears to have been successful. The critical billing function performed as expected, while billing cycles have been maintained. The order entry system also performed well, without capacity and stability issues experienced initially with the Alberta conversion. Service levels have not been materially impacted following the 2008 conversion. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. See Section 10.2 Process risks.

In September, a new collective agreement with the members of the Syndicat des agents de maîtrise de TELUS (SAMT) was ratified, and will remain in effect until December 31, 2011. The SAMT agreement covers more than 500 professional and supervisory team members employed in Quebec. TELUS currently employs approximately 5,000 team members in the province.

In September, the Company began a reorganization of three enabling business units, Technology strategy, Network operations, and Business transformation, into two integrated teams: Technology strategy and Business transformation and technology operations. The expected future benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies and improved customer service. See Caution on forward looking statements at the front of this Management’s Discussion and Analysis.

In October, TELUS and the Government of Quebec announced a training program and the creation of 149 jobs in the Company’s technical support team located in the province. More than $1.6 million will be invested in this value-added training program, of which approximately $405,000 is from Emploi-Québec. As TELUS’ wireless service customers increasingly adopt smartphones with diverse functions, they call more frequently for technical assistance. The new training program will provide advanced skills to technicians who provide support to TELUS customers across Canada.

3.              Key performance drivers

The following is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussion and analysis, and updates in TELUS’ 2008 first, second and this third quarter Management’s discussions and analyses.

Management sets new corporate priorities each year to advance TELUS’ strategy, focus on the near-term opportunities and challenges, and create value for shareholders.

2008 corporate priorities

Drive profit from strategic services with a focus on data

Build scale in vertical markets and leverage the Emergis acquisition

Exact productivity gains from efficiency improvement initiatives

Elevate the client experience and build enhanced loyalty

Execute technology initiatives, including broadband and IT platforms

4.              Capability to deliver results

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussions and analysis as well as Section 10 of this document.

4.1 Principal markets addressed and competitors

At September 30, 2008, the principal markets addressed and active competitors have not changed significantly from those described in TELUS’ 2007 Management’s discussion and analysis. Wireless competition is expected to increase in the future, as several potential entrants have provisionally acquired regional spectrum in the AWS spectrum auction concluded in July 2008, as summarized below. Subject to meeting Industry Canada’s eligibility requirements, potential entrants are expected to begin offering services in 2009 or later, as they establish operations, and build wireless networks in areas where they have won spectrum. Some new entrants may form alliances with one another. See Section 10.1 Regulatory.

Existing and potential competitors acquiring licences in the May 27 to July 21, 2008 Industry Canada spectrum auction

Competitor	Primary geographic focus

Incumbent national facilities-based competitors

Rogers Communications Inc.	Expansion of existing national capacity
Bell Mobility Inc. (Bell Canada)	Expansion of existing national capacity
TELUS	Expansion of existing national capacity

Incumbent provincial facilities-based competitors
MTS Allstream	Expansion of existing Manitoba capacity
SaskTel	Expansion of existing Saskatchewan capacity

Potential new entrants (1)

Globalive Wireless LP	Spectrum in most regions, but excluding most of Quebec
Data & Audio-Visual Enterprises	Spectrum in most major centres outside of Saskatchewan, Manitoba, Quebec and Atlantic Canada

6934579 Canada Inc. (BMV Holdings)	Spectrum in S. and E. Ontario and S. and E. Quebec
Québecor Inc. (9193-2962 Québec Inc.)	Regional spectrum in Quebec and parts of Ontario, including Toronto
Shaw Communications Inc.	Regional spectrum in Western Canada and N. Ontario
Bragg Communications Inc.	Regional spectrum in Atlantic Canada and SW Ontario; Grande Prairie, Alberta

Novus Wireless Inc.	Provincial spectrum in B.C. and Alberta
Blue Canada Wireless Inc.	Provincial spectrum in Nova Scotia and P.E.I.
Others	3 local areas in total

(1) Subject to building a wireless network in the geographic areas where they elect to complete.

4.2 Operational capabilities

This quarter, the Company had a number of developments that impacted its current and/or future operational capabilities, including provisionally acquiring additional wireless spectrum nationally, announcing the immediate start to building a next generation wireless network and service, and successfully converting to a new residential billing and client care system in B.C. More detail on these and other developments are highlighted in Section 2: Core business, vision and strategy.

4.3 Liquidity and capital resources

Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes in the definition of capital: shareholders’ equity (excluding accumulated Other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated Other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA – excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Liquidity and financing

TELUS’ 2008 financing plan and results to-date

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

In the first nine months of 2008, the Company repurchased for cancellation, 0.95 million Common Shares and 5.66 million Non-Voting Shares for a total outlay of $274.3 million. See Section 7.3 Cash used by financing activities. Since December 20, 2004, TELUS has repurchased 20.2 million of its Common Shares and 39.4 million of its Non-Voting Shares for $2.79 billion under four NCIB programs, consistent with the Company’s intent to return surplus cash to shareholders.

Pay dividends

Dividends declared for the third quarter of 2008 were 45 cents per share, up by 20% from 37.5 cents per share in the same period in 2007.

Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

At September 30, 2008, the balance of proceeds from securitized accounts receivable was $250 million, up $100 million from June 30, 2008, and reduced by $250 million from March 31, 2008 and December 31, 2007. The reduction in securitized accounts receivable during the second quarter was completed following the closing of the public debt issue described below.

In January 2008, the Company increased utilization of the $2 billion 2012 credit facility. The proceeds were used for general corporate purposes, including the purchase of Emergis. At September 30, 2008, the balance drawn on the 2012 revolving credit facility was $430 million, up from $162 million at June 30, 2008, $320.9 million at March 31, 2008, and the nil amount drawn at the beginning of the year. The increase during the third quarter was used to fund payment for AWS spectrum licences.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity – On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities exceeding $1.1 billion at September 30, 2008, including the 364-day facility. See Section 7.5 Credit facilities.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times – actual result of 1.9 times at September 30, 2008.

Dividend payout ratio of 45 to 55% of sustainable net earnings – the ratio was 54% when calculated based on the annualized third quarter dividend rate and earnings adjusted to exclude the impacts of favourable tax-related adjustments for the 12-month trailing period ended September 30, 2008. The ratio was 47%, based on the annualized third quarter dividend rate and actual earnings for the 12-month trailing period ended September 30, 2008.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

Give consideration to accessing the public debt markets in 2008 to refinance short-term financing sources with long-term financing

On April 9, TELUS successfully closed its offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering were used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources. In August 2008, the Company increased the maximum size of its commercial paper program from $800 million to $1.2 billion, which is backstopped by the Company’s 2012 credit facility. At September 30, 2008, $967.6 million of commercial paper was outstanding. Generally, the Company employs the lowest cost sources of funds, which may vary over time amongst various debt instruments.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A—, or the equivalent, in the future

At November 5, 2008, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ April 2008 debt issue was assigned credit ratings of: A (low) by DBRS Ltd., Baa1 by Moody’s Investors Service, BBB+ by Fitch Ratings, and BBB+ by Standard and Poor’s, all with a stable trend or outlook and all consistent with the agencies’ existing ratings for TELUS debt securities. On August 6, 2008, TELUS’ commercial paper program was increased from a maximum of $800 million to a maximum $1.2 billion, and continued to be backstopped by the 2012 credit facility. On August 7, 2008, DBRS Ltd. confirmed its R-1 (low), stable, rating for TELUS’ commercial paper program. See Section 7.7 Credit ratings.

4.4 Disclosure controls and procedures and internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer, who is the chief operating decision-maker. See Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

($ in millions, except per share amounts)	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4

Operating revenues	2,449.3	2,398.7	2,350.6	2,330.8	2,309.9	2,228.1	2,205.6	2,254.6
Operations expense (as adjusted) (1)	1,465.1	1,476.9	1,394.2	1,370.7	1,323.7	1,338.5	1,263.1	1,362.4
Net-cash settlement feature	0.3	(0.3)	0.2	0.6	(7.2)	1.8	173.5	—
Operations expense	1,465.4	1,476.6	1,394.4	1,371.3	1,316.5	1,340.3	1,436.6	1,362.4
Restructuring costs	9.8	4.5	6.7	6.1	6.4	3.2	4.7	7.9
EBITDA (2)	974.1	917.6	949.5	953.4	987.0	884.6	764.3	884.3
Depreciation	344.0	343.5	345.7	386.2	332.5	318.3	317.7	353.2
Amortization of intangible assets	92.1	76.0	76.4	68.1	70.1	72.5	49.6	53.9
Operating income	538.0	498.1	527.4	499.1	584.4	493.8	397.0	477.2
Other expense (income)	5.6	2.4	16.8	5.8	8.0	18.5	3.8	10.1
Financing costs	121.2	114.3	109.4	109.1	86.2	127.2	117.6	133.6
Income before income taxes and non-controlling interest	411.2	381.4	401.2	384.2	490.2	348.1	275.6	333.5
Income taxes	125.1	113.5	109.4	(18.0)	78.6	93.7	79.3	91.6
Non-controlling interests	1.0	0.9	0.8	2.1	1.7	1.3	1.5	1.4
Net income	285.1	267.0	291.0	400.1	409.9	253.1	194.8	240.5
Income per Common Share and Non-Voting Share - basic	0.89	0.83	0.90	1.23	1.24	0.76	0.58	0.71
- diluted	0.89	0.83	0.90	1.22	1.23	0.75	0.57	0.70
Dividends declared per Common Share and Non-Voting Share	0.45	0.45	0.45	0.45	0.375	0.375	0.375	0.375

(1)	Excluding net-cash settlement feature expense (recovery)
(2)	EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect both growth in wireless network revenues generated from an increasing subscriber base and strong growth in wireline data revenue, including new revenues from two January 2008 acquisitions. Wireless ARPU (average revenue per subscriber unit per month) for the third quarter of 2008 was up $1.41 from the second quarter of 2008, but declined $0.66 on a year-over-year basis. The year-over-year decrease is a result of declining voice ARPU more than offsetting strong growth in data ARPU. The voice ARPU decline reflects pricing competition, lower Mike service ARPU, increased use of in-bucket, or included-minute service plans, and the recent launch of the postpaid Koodo Mobile brand and service. Prior to 2008, wireline data revenue growth was fully offset by declining wireline voice local and long distance revenues, due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. Following an improved year-over-year residential network access line loss in the second quarter 2008, residential network access line losses returned to recent run rate levels, as a cable-TV competitor expanded its product offerings and coverage. Partially offsetting the residential line losses were continued gains in business network access lines.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. There is a less pronounced fourth quarter seasonal effect for wireline high-speed Internet subscriber additions and related costs.

Starting in 2008, consolidated Operations expense (as adjusted) includes expenses from two January acquisitions. Beginning with the first quarter of 2007, Operations expenses also include expenses or recoveries for introducing a net-cash settlement feature for share option awards granted prior to 2005, as described in Section 1.4, and detailed above.

The downward trend in depreciation expense ended in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching and network management assets, resulting in write-downs of approximately $20 million and $47 million, respectively, in the third and fourth quarters of 2007. Depreciation is expected to increase slightly for the full year of 2008 as compared to 2007, due to a planned increase in capital assets and a reduction in the estimated useful lives for certain circuit-switching and other assets. See Caution regarding forward-looking statements.

The sequential increase in amortization of intangible assets in the first quarter of 2008 was due mainly to acquisitions. A major new wireline billing and client care system was put into service for Alberta residential customers in March 2007, resulting in $18 million of additional amortization each period beginning in the second quarter of 2007. Implementation of new phases of the billing system for B.C. residential customers in mid-July 2008 increased amortization in the third quarter by approximately $5 million. In addition, amortization expenses in the fourth quarter of 2006 and the first quarter of 2007 were each reduced by approximately $5 million for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority. Amortization is expected to increase significantly for the full year of 2008 as compared to 2007, due to the Emergis acquisition and implementation of new phases of the converged client care and billing system. See Caution regarding forward-looking statements.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ tax-related matters, particularly in the third quarter of 2007. Interest expenses have been trending lower due primarily to a lower effective interest rate from financing activities in the first half of 2007 and April 2008. The increase in interest expenses in the third quarter of 2008 resulted from a higher debt balance that helped fund January acquisitions and the payment for advanced wireless services spectrum licences.

The historically upward trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from ongoing share re-purchases.

Income tax-related adjustments ($ in millions, except EPS amounts)	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4

Approximate Net income impact	—	—	17	143	93	17	4	20
Approximate EPS impact	—	—	0.05	0.44	0.28	0.05	0.01	0.06
Approximate basic EPS excluding income tax-related impacts	0.89	0.83	0.85	0.79	0.96	0.71	0.57	0.65

In addition to income tax-related adjustments, unfavourable adjustments for sales tax reassessments for prior years were recorded in the third quarter of 2008 and second quarter of 2007. The third quarter 2008 after-tax adjustment was approximately $8 million, or two cents per share, while the second quarter 2007 after-tax adjustment was approximately $7 million, or two cents per share.

5.3 Consolidated results from operations

($ in millions; EBITDA margins in %)	Quarters ended September 30				Nine-month periods ended Sept. 30
	2008	2007	Change		2008	2007	Change
Operating revenues	2,449.3	2,309.9	6.0%		7,198.6	6,743.6	6.7%
Operations expense	1,465.4	1,316.5	11.3%		4,336.4	4,093.4	5.9%
Restructuring costs	9.8	6.4	53.1%		21.0	14.3	46.9%

EBITDA (1)	974.1	987.0	(1.3)%		2,841.2	2,635.9	7.8%
Depreciation	344.0	332.5	3.5%		1,033.2	968.5	6.7%
Amortization of intangible assets	92.1	70.1	31.4%		244.5	192.2	27.2%

Operating income	538.0	584.4	(7.9)%		1,563.5	1,475.2	6.0%

Operations expense (as adjusted) (2)	1,465.1	1,323.7	10.7%		4,336.2	3,925.3	10.5%
EBITDA (as adjusted) (2)	974.4	979.8	(0.6)%		2,841.4	2,804.0	1.3%
Operating income (as adjusted) (2)	538.3	577.2	(6.7)%		1,563.7	1,643.3	(4.8)%

EBITDA margin (3)	39.8	42.7	(2.9	)pts	39.5	39.1	0.4	pts
EBITDA margin (as adjusted) (3)	39.8	42.4	(2.6	)pts	39.5	41.6	(2.1	)pts

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             Excluding net-cash settlement feature expense (recovery) of $0.3 million and $0.2 million, respectively, in the third quarter and first nine months of 2008 and $(7.2) million and $168.1 million, respectively, in the third quarter and first nine months of 2007. The recovery in the third quarter of 2007 was an adjustment to the initial estimate recorded.

(3)             EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities – capital expenditures.

Operating revenues

Operating revenues increased by $139.4 million and $455.0 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Revenue and subscriber growth continued to occur in wireless operations and wireline data services. Wireline data revenue was also positively impacted by two acquisitions completed in January 2008. Voice long distance revenues continued to erode, while voice local revenue showed a year-over-year decrease due to the effects of local competition and technological substitution.

Operations expense

Consolidated Operations expense increased by $148.9 million and $243.0 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Operations expense adjusted to exclude the net-cash settlement feature increased by $141.4 million and $410.9 million, respectively. Wireline expense increases were due to acquisitions, increased cost of sales, and initial implementation costs for new wireline enterprise customers, partly offset by the absence of post-conversion expenses recorded in 2007 for a new Alberta wireline billing and client care system. Wireless expenses increased to support the 10.6% year-over-year growth in the wireless subscriber base and 9% growth in wireless network revenue, and included support costs for growing data service adoption and start up costs associated with the launch of the new Koodo brand. TELUS’ defined benefit pension plan net amortization did not change significantly.

Restructuring costs

Restructuring costs increased by $3.4 million and $6.7 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. An aggregate annual expense of approximately $50 million is expected for several small efficiency initiatives in 2008.

EBITDA

Consolidated EBITDA decreased by $12.9 million in the third quarter of 2008 and increased by $205.3 million in first nine months of 2008 when compared to the same periods in 2007. Excluding the net-cash settlement feature, consolidated EBITDA (as adjusted) decreased by $5.4 million in the third quarter and increased by $37.4 million in the first nine months. Wireline EBITDA (as adjusted) decreased by $7.4 million and $36.5 million, respectively, while wireless EBITDA (as adjusted) increased by $2.0 million and $73.9 million, respectively.

Depreciation

Depreciation increased by $11.5 million and $64.7 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007, due mainly to the reduction in estimated useful service lives for certain digital circuit switching and other assets as well as growth in the capital asset base. These increases were partly offset by adjustments recorded in 2007 to reduce estimated useful service lives of certain network equipment and packet switching assets.

Amortization of intangible assets

Amortization increased by $22.0 million and $52.3 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. The increases included $13 million and $38 million, respectively, for new acquisitions (primarily software amortization), $5 million for the July implementation of the new B.C. phase of the converged wireline billing and client care system, and increases in other intangible assets subject to amortization.

The increase for the first nine months also includes: (i) $18 million additional amortization in the first quarter of 2008 arising from the first phase of the new wireline billing and client care system put into service in March 2007; and (ii) the effect of amortization in the first quarter of 2007 being reduced by approximately $5 million to recognize investment tax credits, then determined eligible by the tax authority, for assets capitalized in prior years that were fully amortized. The increases were partly offset by a lower expense due to other software and subscriber base assets becoming fully amortized, as well as accelerated amortization related to the discontinuation of AMP’D Mobile Canada services in 2007.

Amortization is expected to increase significantly for the full year of 2008 as compared to 2007, due to the Emergis acquisition and implementation of new phases of the converged wireline client care and billing system. See Caution regarding forward-looking statements.

Operating income

Operating income decreased by $46.4 million in the third quarter of 2008 and increased by $88.3 million in the first nine months of 2008 when compared to the same periods in 2007. Excluding net-cash settlement feature expenses in both years, operating income (as adjusted) decreased by $38.9 million and $79.6 million, respectively, primarily due to changes in EBITDA (as adjusted) and increased depreciation and amortization, described above.

Other income statement items

Other expense, net	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
	5.6	8.0	(30.0)%	24.8	30.3	(18.2)%

Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income (loss) or impairments in equity or portfolio investments. Accounts receivable securitization expenses were $1.8 million and $8.7 million, respectively, in the third quarter and first nine months of 2008, or decreases of $5.3 million and $6.6 million from the same periods in 2007, caused by lower proceeds from securitized accounts receivable (see Section 7.6 Accounts receivable sale). Net losses on investments in 2008, including valuation adjustments on investments held for trading, were $0.6 million in the third quarter and $6.8 million for the first nine months. The net expense in 2007 included an $11.8 million second quarter write-off of an equity investment in AMP’D Mobile, Inc. as well as approximately $4 million for various costs of assessing whether to acquire BCE, which ultimately led to the decision to not bid for BCE (recorded in the third quarter of 2007). Small gains on the sale of real estate were recorded in both years.

Financing costs	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change

Interest on long-term debt, short-term obligations and other	124.6	108.8	14.5%	353.0	354.9	(0.5)%
Foreign exchange (gains) losses	(1.8)	3.5	n.m.	(1.3)	11.1	n.m.
Capitalized interest during construction	(0.2)	—	—	(2.8)	—	—
Interest income	(1.4)	(26.1)	94.6%	(4.0)	(35.0)	88.6%
	121.2	86.2	40.6%	344.9	331.0	4.2%

Interest expenses increased $15.8 million in the third quarter of 2008 when compared to the same period in 2007 due to a higher debt balance, partly offset by a lower effective interest rate. Interest expenses decreased by $1.9 million in the first nine months of 2008 when compared to the same period in 2007, as the lower effective interest rate was generally offset by higher average debt balances and an adjustment recorded in 2007 for the initial adoption of the effective rate method for issue costs as required under CICA Handbook Section 3855 (recognition and measurement of financial instruments).

Interest income decreased $24.7 million and $31.0 million, respectively, in the third quarter and first nine months of 2008, when compared to the same periods in 2007. Lower interest income was largely due to interest on tax settlements recorded in the third quarter of 2007, as well as lower average temporary investment and bank balances.

Income taxes	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change		2008	2007	Change

Basic blended federal and provincial tax at statutory income tax rates	128.3	164.6	(22.1)%		370.1	373.8	(1.0)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(5.7)	(8.6)	—		(31.8)	(36.5)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(0.3)	(76.3)	—		(0.8)	(76.3)	—
Share option award compensation	1.3	1.1	—		4.2	(5.4)	—
Other	1.5	(2.2)	—		6.3	(4.0)	—
	125.1	78.6	59.2%		348.0	251.6	38.3%
Blended federal and provincial statutory tax rates (%)	31.2	33.6	(2.4	)pts	31.0	33.6	(2.6	)pts
Effective tax rates (%)	30.4	16.0	14.4	pts	29.2	22.6	6.6	pts

The blended federal and provincial statutory income tax expense decreased in the third quarter and first nine months of 2008 when compared to the same periods in 2007, due to the respective (16.1)% and 7.2% changes in income before taxes and lower blended statutory tax rates. A one per cent reduction in B.C. provincial income tax rates beginning July 1, 2008 was substantively enacted in the first quarter of 2008. In addition, previous reductions to federal income tax rates for 2008 to 2012 were enacted in the second and fourth quarters of 2007. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities resulting from enacted reductions to future provincial and federal income tax rates, future tax rates being applied to temporary differences, and reassessments of prior years’ tax matters.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company currently expects cash income tax payments to be relatively low in 2008, with income tax payments increasing substantially in 2009. The blended statutory income tax rate is expected to be 30.5 to 31.5% in 2008. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Non-controlling interests	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
	1.0	1.7	(41.2)%	2.7	4.5	(40.0)%

Non-controlling interests represent minority shareholders’ interests in several small subsidiaries.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4  Wireline segment results

Operating revenues – wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
Voice local (1)	494.1	511.3	(3.4)%	1,492.7	1,559.0	(4.3)%
Voice long distance (2)	172.7	181.3	(4.7)%	526.5	536.6	(1.9)%
Data (3)	515.7	446.3	15.6%	1,543.4	1,305.7	18.2%
Other	65.0	65.7	(1.1)%	191.8	189.0	1.5%
External operating revenue (4)	1,247.5	1,204.6	3.6%	3,754.4	3,590.3	4.6%
Intersegment revenue	33.8	29.7	13.8%	96.9	83.5	16.0%
Total operating revenues (4)	1,281.3	1,234.3	3.8%	3,851.3	3,673.8	4.8%

(1)             Voice local revenue decreased by 3.4% in the first nine months of 2008 when the impact of regulatory adjustments are excluded from both 2008 and 2007.

(2)             Voice long distance revenue decreased by 4.3% in the first nine months of 2008 when the impact of the second quarter 2007 adjustment is excluded.

(3)             Data revenue increased by approximately 4% and 6%, respectively, in the third quarter and first nine months of 2008, when revenues from acquisitions are excluded from 2008 and the impact of mandated retroactive competitor price reductions are excluded from both 2008 and 2007.

(4)             External and total operating revenue growth was essentially flat in the third quarter and first nine months of 2008, when excluding revenues from acquisitions and regulatory adjustments.

Wireline revenues increased $47.0 million and $177.5 million in the third quarter and first nine months of 2008 when compared with the same periods in 2007, due to the following:

•                  Voice local revenue decreased by $17.2 million and $66.3 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The decreases were mainly due to two factors: (i) lower revenues from basic access and optional enhanced service revenues caused by increased competition for residential subscribers, offset in part by growth in business local services; and (ii) for the nine-month period, approximately $13 million lower recoveries from the price cap deferral account. The 2007 deferral account recovery of approximately $14.5 million included previously incurred amounts associated with mandated local number portability and start-up costs, and it offset unfavourable mandated retroactive rate adjustments in the same period for basic data revenue pursuant to two CRTC regulatory decisions (see the discussion for wireline data revenue below).

Network access lines (NALs)				As at September 30
(000s)				2008	2007	Change
Residential NALs				2,444	2,643	(7.5)%
Business NALs				1,838	1,800	2.1%
Total NALs				4,282	4,443	(3.6)%

	Quarters ended September 30			Nine-month periods ended Sept. 30
(000s)	2008	2007	Change	2008	2007	Change
Change in residential NALs	(53)	(42)	(26.2)%	(152)	(132)	(15.2)%
Change in business NALs	10	7	42.9%	30	27	11.1%
Change in total NALs	(43)	(35)	(22.9)%	(122)	(105)	(16.2)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies), as well as technological substitution to wireless services. The increase in business lines was experienced in Ontario and Quebec urban areas.

•                  Voice long distance revenues decreased by $8.6 million and $10.1 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The decrease in long distance revenue for the first nine months was partly offset by a negative $13 million one-time adjustment in the second quarter of 2007, associated with implementation of a new billing system for Alberta residential customers. Excluding the one-time adjustment in 2007, revenue decreased by $8.6 million and $23.1 million, respectively, due mainly to lower average per-minute rates from industry-wide price competition and a lower base of residential subscribers, partly offset by higher minute volumes.

•                  Wireline data revenues increased by $69.4 million and $237.7 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. Data revenue increased primarily due to: (i) revenues from two acquisitions in January 2008; (ii) increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers; (iii) increased broadcast, videoconferencing and data equipment sales; (iv) mandatory retroactive rate reductions recorded in 2007 (as noted in the next paragraph); and (v) increased provision of digital entertainment services to consumers in urban incumbent markets. The underlying growth for the first nine months, absent acquisitions and regulatory adjustments, was approximately 6%.

Retroactive rate reductions of approximately $11 million were recorded in the first quarter of 2007, pursuant to CRTC Decision 2007-6 (digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges).

Internet subscribers				As at September 30
(000s)				2008	2007	Change
High-speed Internet subscribers				1,077.4	994.0	8.4%
Dial-up Internet subscribers				134.2	164.6	(18.5)%
Total Internet subscribers				1,211.6	1,158.6	4.6%

	Quarters ended September 30			Nine-month periods ended Sept. 30
(000s)	2008	2007	Change	2008	2007	Change
High-speed Internet net additions	13.3	31.3	(57.5)%	57.2	77.3	(26.0)%
Dial-up Internet net reductions	(7.8)	(7.6)	(2.6)%	(21.1)	(29.5)	28.5%
Total Internet subscriber net additions	5.5	23.7	(76.8)%	36.1	47.8	(24.5)%

High-speed Internet subscriber net additions were lower in the third quarter of 2008 when compared to the same period in 2007, even though the prior year’s net additions were somewhat constrained by reduced order processing capability after the implementation of a new billing and client care system for Alberta residential customers. High-speed Internet subscriber net additions decreased in 2008 due to a cable-TV competitor’s expanded product offerings and a maturing market.

•                  Other revenue decreased by $0.7 million in the third quarter and increased by $2.8 million in the first nine months of 2008 when compared with the same periods in 2007. The changes include higher voice equipment sales in 2008, net of 2007 recoveries for quality of service rate rebates following CRTC decisions that clarified the application of such rebate rules to TELUS.

•                  Intersegment revenues increased for services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
Salaries, benefits and other employee-related costs, before net-cash settlement feature	470.0	425.2	10.5%	1,410.4	1,282.1	10.0%
Net-cash settlement feature expense (recovery)	0.6	(9.5)	n.m.	(0.1)	143.6	n.m
Other operations expenses	353.2	345.9	2.1%	1,093.4	1,013.4	7.9%
Operations expense	823.8	761.6	8.2%	2,503.7	2,439.1	2.6%
Restructuring costs	8.7	6.4	35.9%	19.3	13.6	41.9%
Total operating expenses	832.5	768.0	8.4%	2,523.0	2,452.7	2.9%
Total operating expenses (as adjusted) (1)	831.9	777.5	7.0%	2,523.1	2,309.1	9.3%

(1)    Excluding net-cash settlement feature expenses.

Total operating expenses adjusted to exclude the net-cash settlement feature expense increased by $54.4 million and $214.0 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The increases were mainly due to acquisitions, annual compensation increases, increased cost of sales, and initial costs incurred to implement services for new enterprise customers. Increases were partly offset by system post-conversion expenses recorded in 2007, including temporary labour to perform system fixes and maintain service levels after implementation of the Alberta wireline billing and client care system. The 2007 post-conversion expenses totalled approximately $8 million and $24 million, respectively, in the third quarter and first nine months.

•                  Salaries, benefits and employee-related costs increased by $44.8 million and $128.3 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The increase resulted from more staff, including those from Emergis operations acquired in January 2008, and for the provision of outsourcing services to customers, as well as annual compensation increases and one additional paid day in 2008.

•                  Other operations expenses increased by $7.3 million and $80.0 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The increases were due to higher costs of sales for increased data equipment sales with lower margins, expenses in acquired companies and higher costs for the provision of digital entertainment services, partly offset by higher capitalized labour and lower advertising and promotional costs in the third quarter. Capitalized labour costs increased in parallel with higher wireline capital expenditures. Offnet facility costs also increased to support new enterprise customers. Increases were partly offset by the 2007 post-conversion expenses recorded in the second and third quarters of 2007, related to implementation of the new Alberta wireline billing and client care system.

In addition to the above, for the first nine months, regulated revenue-based contribution expenses in 2008 do not include a recovery recorded in the second quarter of 2007. External labour costs increased to maintain higher service levels and to implement services for new enterprise customers.

•                  Restructuring costs increased by $2.3 million and $5.7 million, respectively, in the third quarter and first nine months of 2008, when compared with the same periods in 2007. Restructuring charges in 2008 were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended September 30				Nine-month periods ended Sept. 30
Wireline segment	2008	2007	Change		2008	2007	Change
EBITDA	448.8	466.3	(3.8)%		1,328.3	1,221.1	8.8%
EBITDA (as adjusted) (1)	449.4	456.8	(1.6)%		1,328.2	1,364.7	(2.7)%
EBITDA margin	35.0	37.8	(2.8	)pts	34.5	33.2	1.3	pts
EBITDA margin (as adjusted)	35.1	37.0	(1.9	)pts	34.5	37.1	(2.6	)pts

(1)    Excluding net-cash settlement feature expense (recovery) of $0.6 million and $(0.1) million, respectively, in the third quarter and first nine months of 2008 and $(9.5) million and $143.6 million, respectively, in the third quarter and first nine months of 2007.

Wireline segment EBITDA decreased by $17.5 million in the third quarter of 2008 and increased by $107.2 million for the first nine months of 2008 when compared with the same periods in 2007. The increase for the nine-month period was mainly due to the net-cash settlement feature expense recorded in 2007. Wireline EBITDA (as adjusted) decreased by $7.4 million and $36.5 million, respectively, due to lower margins on increased data equipment sales, initial costs to implement services for new enterprise customers, and higher costs for the provision of digital entertainment services.

5.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
Network revenue	1,133.7	1,034.8	9.6%	3,247.6	2,969.1	9.4%
Equipment revenue	68.1	70.5	(3.4)%	196.6	184.2	6.7%
External operating revenue	1,201.8	1,105.3	8.7%	3,444.2	3,153.3	9.2%
Intersegment revenue	6.8	7.0	(2.9)%	21.0	20.0	5.0%
Total operating revenues	1,208.6	1,112.3	8.7%	3,465.2	3,173.3	9.2%

Key wireless operating indicators	As at September 30
(000s)	2008	2007	Change

Subscribers – postpaid	4,802.8	4,334.2	10.8%
Subscribers – prepaid	1,178.4	1,072.3	9.9%
Subscribers – total	5,981.2	5,406.5	10.6%

Proportion of subscriber base that is postpaid (%)	80.3	80.2	0.1	pts
Digital POPs(1) covered including roaming/resale (millions)(2)	32.4	31.6	0.8%

	Quarters ended September 30				Nine-month periods ended Sept. 30
	2008	2007	Change		2008	2007	Change

Subscriber gross additions – postpaid	300.0	217.1	38.2%		783.1	609.6	28.5%
Subscriber gross additions – prepaid	146.6	145.8	0.5%		430.9	403.3	6.8%
Subscriber gross additions – total	446.6	362.9	23.1%		1,214.0	1,012.9	19.9%

Subscriber net additions – postpaid	132.7	98.2	35.1%		362.3	258.2	40.3%
Subscriber net additions – prepaid	16.6	36.3	(54.3)%		51.0	95.0	(46.3)%
Subscriber net additions – total (3)	149.3	134.5	11.0%		413.3	353.2	17.0%

Subscriber net additions – total adjusted (3)	176.9	134.5	31.5%		440.9	353.2	24.8%

ARPU ($) (4)	64.14	64.80	(1.0)%		62.94	63.52	(0.9)%

Churn, per month (%)(3)(4)	1.68	1.43	0.25	pts	1.55	1.41	0.14	pts
Adjusted churn, per month (%)(3)	1.52	1.43	0.09	pts	1.49	1.41	0.08	pts

COA (5) per gross subscriber addition ($) (4)	341	379	(10.0)%		331	412	(19.7)%
Average minutes of use per subscriber per month (MOU)	416	410	1.5%		410	401	2.2%

EBITDA (as adjusted) (6) to network revenue (%)	46.3	50.5	(4.2	)pts	46.6	48.5	(1.9	)pts
Retention spend to network revenue (4) (%)	9.3	6.3	3.0	pts	9.2	7.2	2.0	pts
EBITDA (as adjusted) excluding COA (4) ($millions)	677.3	660.4	2.6%		1,915.5	1,856.6	3.2%

pts - percentage points

(1)    POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(2)    At September 30, 2008, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(3)    Net Additions and blended churn for the third quarter of 2008 include the impact of TELUS’ analogue network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of 27,600 subscriber deactivations resulting from turning down the analogue network.

(4)    See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(5)    Cost of acquisition.

(6)    EBITDA excluding net-cash settlement feature (recovery) expense of $(0.3) million and $0.3 million, respectively, in the third quarter and first nine months of 2008 and $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007.

Wireless segment revenues increased by $96.3 million and $291.9 million, respectively, in the third quarter and first nine months of 2008 when compared with the same period in 2007, due to the following:

•                  Network revenue increased by $98.9 million and $278.5 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007, due primarily to the 10.6% expansion in the subscriber base over the past twelve months. Wireless data revenues were $181.2 million in the third quarter of 2008, up 56.4% from the same period in 2007, and now represent 15.9% of network revenue (11.1% of network revenue in the same period in 2007). For the first nine months of 2008, wireless data revenues were $487.1 million, up 54.5% from the previous year. This growth continues to reflect strength in text messaging and PDA (personal digital assistant) device service revenues driven by increased usage, data roaming, migration of existing subscribers to full function smartphones and EVDO-capable handsets, and to a lesser extent, charges for incoming text messages beginning late August.

Blended ARPU of $64.14 in the third quarter of 2008 was down by $0.66 when compared to the same period in 2007, as competitive pressures and strong growth in the new Koodo service were largely offset by growth in premium data services. Data ARPU increased to $10.19 in the third quarter of 2008, up $2.99 or 41.5% as compared to the same period in 2007. Voice ARPU decreased to $53.95 in the third quarter of 2008, down $3.65 or 6.3% as compared to the same period in 2007. The decrease was due to pricing competition, lower Mike service ARPU, increased use of included-minute rate plans, penetration of the new Koodo brand, and lower inbound voice roaming revenue. Lower volume non-push-to-talk-centric Mike subscribers and higher-value prepaid subscribers continue to be actively migrated to PCS smartphones for the enhanced data applications, contributing to future revenue growth opportunities.

Gross and net subscriber additions this quarter include the results of TELUS’ new postpaid Koodo brand first launched in March 2008. Consistent with industry practice, the Company does not breakout the results for this service for competitive reasons. Gross subscriber additions of 446,600 in the third quarter of 2008 were a TELUS third quarter record, increasing 23.1% from the same period in 2007. The proportion of postpaid gross subscriber additions was 67.2% in the third quarter of 2008, up 7.4 percentage points when compared to the third quarter of 2007. For the first nine months of 2008, gross subscriber additions were 1,214,000 up 19.9% when compared to the same period in 2007. The proportion of postpaid gross additions for the first nine months of 2008 was 64.5%, up 4.3 percentage points when compared to the same period in 2007.

Net additions in the third quarter of 2008 (excluding deactivation of 27,600 analogue subscribers on September 15 upon turndown of TELUS’ analogue network) were a TELUS third quarter record 176,900, up 31.5% from the same period in 2007. Postpaid subscriber net additions (excluding deactivation of analogue subscribers) for the same period represented 89.6% of total net additions as compared with 73.0% of total net additions for the third quarter of 2007. Net additions for the first nine months of 2008 (excluding deactivation of analogue subscribers) were 440,900, up 24.8% from the same period in 2007 and were comprised of 88.0% postpaid subscribers, up from 73.1% in the same period in 2007. Net additions, net of deactivated analogue subscribers, were 149,300 in the third quarter of 2008 and 413,300 for the first nine months of 2008.

The blended churn rate (excluding deactivation of analogue subscribers) was 1.52% in the third quarter of 2008, or an increase of 9 percentage points from 1.43% in the same period in 2007. Blended churn (excluding deactivation of analogue subscribers) for the first nine months of 2008 was 1.49%, increasing slightly from 1.41% in the same period in 2007. The increase reflected higher competitive intensity, including the impact of higher prepaid churn. The blended churn rate including deactivation of analogue subscribers was 1.68% and 1.55%, respectively, in the third quarter and first nine months of 2008.

•                  Equipment sales, rental and service revenue decreased by $2.4 million in the third quarter of 2008 and increased by $12.4 million for the first nine months of 2008 when compared to the same periods in 2007. Equipment sales decreased in the third quarter as higher subscriber additions and retention volumes were offset by lower per-unit revenues due to increased promotional activity driving smartphone adoption, including lower industry-wide smartphone pricing, and data revenue growth and, to a lesser extent, penetration into the postpaid basic service brand segment.

•                  Intersegment revenues represent services provided by the wireless segment to the wireline segment. Intersegment revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment (1)	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change
Equipment sales expenses	192.3	163.3	17.8%	521.6	475.3	9.7%
Network operating expenses	155.1	131.7	17.8%	445.2	373.0	19.4%
Marketing expenses	121.7	104.4	16.6%	346.2	319.8	8.3%
General and administration expenses	213.1	192.2	10.9%	637.6	589.7	8.1%
Operations expense	682.2	591.6	15.3%	1,950.6	1,757.8	11.0%
Restructuring costs	1.1	—	—	1.7	0.7	142.9%
Total operating expenses	683.3	591.6	15.5%	1,952.3	1,758.5	11.0%
Operations expense (as adjusted) (1)	682.5	589.3	15.8%	1,950.3	1,733.3	12.5%
Total operating expenses (as adjusted) (1)	683.6	589.3	16.0%	1,952.0	1,734.0	12.6%

(1)    Excluding net-cash settlement feature (recovery) expense of $(0.3) million and $0.3 million, respectively, in the third quarter and first nine months of 2008 and $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007.

Wireless segment total operating expenses increased by $91.7 million and $193.8 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. Total operating expenses adjusted to exclude the net-cash settlement feature increased by $94.3 million and $218.0 million, respectively, to promote, acquire, support and retain the 10.6% year-over-year growth in the subscriber base, as well as the 9.4% growth in Network revenue.

•                  Equipment sales expenses increased by $29.0 million and $46.3 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Higher gross subscriber additions and retention volumes were partially offset by lower per-unit costs, on average, as penetration in the postpaid basic service brand segment partially counterbalanced increased smartphone activity.

•                 Network operating expenses increased by $23.4 million and $72.2 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. In addition to supporting the larger subscriber base, the increases were principally in support of the 56% growth in data revenues and were primarily volume in nature, as increased usage and smartphone adoption drove increases in roaming costs, revenue share to third parties and licensing costs to service providers.

•                  Marketing expenses increased by $17.3 million and $26.4 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. The increases were primarily due to higher advertising, and to a lesser extent commission costs, both supporting the 20% or more increase in gross subscriber additions and reflecting strong efficiencies in marketing spend, despite significant investment in the Koodo brand. COA per gross subscriber addition decreased by $38 or 10% in the third quarter of 2008, and decreased by $81 or 19.7% for the first nine months of 2008, when compared to the same periods in 2007, as the combination of mix in gross subscriber loading towards lower variable cost channels and efficiency in marketing spend lowered per-unit costs.

Retention costs as a percentage of network revenue were 9.3% and 9.2% in the third quarter and first nine months of 2008, respectively, up from 6.3% and 7.3%, respectively, in the same periods in 2007. The increase was due primarily to handset upgrades to full function smartphones to support data revenue growth and the continued migration of non-push-to-talk-centric Mike service clients and high-value prepaid clients to PCS postpaid services.

•                  General and administration increased by $20.9 million and $47.9 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. General and administration expenses adjusted to exclude the net-cash settlement feature increased by $23.5 million and $72.1 million, respectively, due to employee and contracted labour costs to support increasingly complex data products and service offerings, growth in the subscriber base, expansion of company-owned retail stores and Koodo outlets, and to a lesser extent, an increase in bad debt expense.

•                  Restructuring costs were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended September 30				Nine-month periods ended Sept. 30
Wireless segment	2008	2007	Change		2008	2007	Change
EBITDA	525.3	520.7	0.9%		1,512.9	1,414.8	6.9%
EBITDA (as adjusted) (1)	525.0	523.0	0.4%		1,513.2	1,439.3	5.1%
EBITDA margin	43.5	46.8	(3.3	)pts	43.7	44.6	(0.9	)pts
EBITDA margin (as adjusted)	43.4	47.0	(3.6	)pts	43.7	45.4	(1.7	)pts

(1)    EBITDA excluding net-cash settlement feature (recovery) expense of $(0.3) million and $0.3 million, respectively, in the third quarter and first nine months of 2008 and $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007.

Wireless segment EBITDA increased by $4.6 million and $98.1 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. Wireless EBITDA adjusted to exclude the net-cash settlement feature increased by $2.0 million and $73.9 million, respectively. The increase in EBITDA (as adjusted) was due to higher Network revenue offset by increased COA expenses in the third quarter (associated with significantly higher gross loading), higher retention spend (supporting smartphone upgrades), increased network costs related to data usage and outbound roaming activities, and higher general and administrative costs to support business growth.

6.              Financial condition

The following are changes in the Consolidated balance sheets in the nine-month period ended September 30, 2008.

As at	Sept. 30,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance

Current Assets
Cash and temporary investments, net	35.9	19.9	16.0	80.4%	See Section 7: Liquidity and capital resources
Short-term investments	—	42.4	(42.4)	(100.0)%	Liquidation of short-term investments in the second quarter
Accounts receivable	954.2	710.9	243.3	34.2%

Mainly due to a $250 million reduction in proceeds from securitized accounts receivable and an increase from acquisitions, partly offset by a faster accounts receivable turnover (approximately 46 days versus 49 days)

Income and other taxes receivable	69.0	120.9	(51.9)	(42.9)%	Mainly due to current income tax expense booked during the first nine months of 2008, less instalments paid
Inventories	276.0	243.3	32.7	13.4%	Primarily receipt of new wireless handset models for new product launches
Prepaid expenses and other	238.9	199.5	39.4	19.7%	Includes prepayment of property taxes, annual wireless licence fees and employee benefits, net of amortization
Current portion of derivative assets	8.6	3.8	4.8	126.3%	Fair value adjustments to handset, restricted share units and other operational hedges

Current Liabilities
Accounts payable and accrued liabilities	1,470.2	1,476.6	(6.4)	(0.4)%	Lower payroll and other employee-related liabilities partly offset by a seasonal increase in interest payable
Income and other taxes payable	12.5	7.3	5.2	71.2%	Mainly due to income taxes payable from acquisitions
Restructuring accounts payable and accrued liabilities	20.8	34.9	(14.1)	(40.4)%	Payments under previous and current programs exceeded new obligations
Dividends payable	143.6	—	143.6	n.m.	Dividends payable as at September 30, 2008 were remitted on the October 1 payment date
Advance billings and customer deposits	643.3	631.6	11.7	1.9%	Mainly due to an increase in wireless postpaid subscribers
Current maturities of long-term debt	4.6	5.4	(0.8)	(14.8)%	Primarily a net decrease in capital leases
Current portion of derivative liabilities	61.5	26.6	34.9	131.2%	Fair value adjustments for share option, restricted share unit and operational hedges, net of options exercised or forfeited
Current portion of future income taxes	725.6	503.6	222.0	44.1%	An increase in temporary differences for current assets and liabilities, as well as changes in partnership taxable income that will be allocated in the next 12 months

Working capital (1)	(1,499.5)	(1,345.3)	(154.2)	(11.5)%	Includes the increase in current portion of future income taxes payable as well as the dividend payable at September 30, net of lower securitized accounts receivable

(1)   Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Financial Condition Table continued from the previous page.

As at	Sept. 30,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance

Capital Assets, Net	11,418.3	11,122.0	296.3	2.7%

Includes $326.2 million for acquired software, customer contracts and related customer relationships and other capital assets, plus capital expenditures for the first nine months of 2008, net of depreciation and amortization. See also Section 5.3 Consolidated results from operations – Depreciation, Amortization of intangible assets, as well as Section 7.2 Cash used by investing activities

Other Assets
Payment for AWS spectrum licences	881.6	—	881.6	n.m.	Payment for advanced wireless services spectrum licences, pending clearance of provisions by Industry Canada, after which, this amount would be reclassified to capital assets
Deferred charges	1,473.2	1,318.0	155.2	11.8%	Primarily related to pension plan funding, favourable cumulative returns on plan assets to the end of 2007 and continued amortization of transitional pension assets
Investments	21.0	38.9	(17.9)	(46.0)%

The value of Emergis shares purchased in the open market in December 2007 that were exchanged at the close of acquisition in January 2008, as well as the sale of a minority stake in Hostopia, and the net sales, purchases and revaluations of other small investments

Goodwill	3,543.8	3,168.0	375.8	11.9%	Primarily January 2008 acquisitions of Emergis and Fastvibe

Long-Term Debt	6,033.4	4,583.5	1,449.9	31.6%

Includes the April 2008 publicly issued $500 million, seven-year Notes, a $379 million increase in commercial paper, draws of $430 million from the 2012 credit facility, and a $143.5 million increase in the Canadian dollar value of 2011 U.S. dollar Notes. The increase in the Canadian dollar value of the 2011 U.S. dollar Notes was largely offset by a lower derivative liability (see Other Long-Term Liabilities)

Other Long-Term Liabilities	1,588.0	1,717.9	(129.9)	(7.6)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes

Future Income Taxes	1,128.8	1,048.1	80.7	7.7%	An increase in temporary differences for long-term assets and liabilities, partly offset by a revaluation resulting from reductions in future provincial income tax rates

Non-Controlling Interests	21.9	25.9	(4.0)	(15.4)%

Payment of dividends by a subsidiary to a non-controlling interest and an increase in the Company’s total effective economic interest in TELUS International Philippines Inc. from 97.4% to 100.0% in the third quarter of 2008, net of non-controlling interests’ share of earnings

Shareholders’ Equity
Common equity	7,066.3	6,926.2	140.1	2.0%	Primarily Net income of $843.1 million, less dividends declared of $433.1 million and NCIB purchases of $274.3 million

7.              Liquidity and capital resources

In 2008, cash on hand and cash provided by operating activities were supplemented by financing activities to help fund the payment for AWS spectrum licences in the third quarter and acquisitions in the first quarter.

	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change

Cash provided by operating activities	986.1	831.8	18.6%	2,072.3	2,354.3	(12.0)%
Cash used by investing activities	(1,352.7)	(430.0)	n.m.	(2,789.8)	(1,300.1)	(114.6)%
Cash provided (used) by financing activities	356.8	(403.0)	n.m.	733.5	(1,041.7)	n.m.
Increase (decrease) in cash and temporary investments, net	(9.8)	(1.2)	—	16.0	12.5	—
Cash and temporary investments, net, beginning of period	45.7	2.2	—	19.9	(11.5)	—
Cash and temporary investments, net, end of period	35.9	1.0	—	35.9	1.0	—

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $154.3 million in the third quarter of 2008 and decreased by $282.0 million in the first nine months of 2008 when compared to the same periods in 2007. Changes in the third quarter and first nine months of 2008 as compared to the same periods in 2007 were due to the following:

•                  Changes in proceeds from securitized accounts receivable (included in non-cash working capital changes) contributed a $50 million increase in cash flow in the third quarter and a $300 million reduction in cash flow for the first nine months. Specifically, proceeds from securitized accounts receivable increased by $100 million during the third quarter of 2008 as compared to an increase of $50 million during this period in 2007, while proceeds were reduced by $250 million during the first nine months of 2008, as compared to a $50 million increase in proceeds during the same period of 2007. Utilized proceeds from securitized accounts receivable were lower in 2008 as other sources of funding were being used. See Section 7.6 Accounts receivable sale;

•                  A $12.9 million decrease in third quarter EBITDA and a $16.1 million increase in third quarter restructuring payments, partly offset by an $11.7 million increase in share-based compensation expense in excess of payments;

•                  A $205.3 million increase in EBITDA in the first nine months, partly offset by a $101.6 million decrease in share-based compensation expense in excess of payments;

•                  A decrease in interest paid of $19.3 million in the first nine months, due to financing activities that lowered the effective interest rate, net of repayment of forward starting interest rate swaps in the first quarter of 2007; and

•                  Other changes in non-cash working capital, including (i) liquidation of short-term investments of $42.4 million in the first nine months of 2008 as compared to liquidation of $66.1 million in the same period of 2007, for an net reduction of $23.7 million; and (ii) respective changes in accounts payable and inventories in both 2008 and 2007.

7.2 Cash used by investing activities

Cash used by investing activities increased by $924.1 million and $1,491.1 million, respectively, in the third quarter and first nine months of 2008 when compared with the same periods in 2007. The increase for the quarter was due to the payment for advanced wireless services spectrum licences and increased capital expenditures. The increase for the nine-month period was due to the payment for advanced wireless services spectrum licences and acquisitions totalling $695.8 million, net of acquired cash, partly offset by lower capital expenditures.

Assets under construction were $710.9 million at September 30, 2008, up by $151.9 million from December 31, 2007, primarily reflecting a $176.6 million increase in property, plant and equipment under construction. This was partly offset by a $24.7 million reduction in software intangible assets under construction, including the transfer of $116.8 million to software subject to amortization resulting from implementation of the new B.C. phase of the converged wireline billing and client care system in July, net of billing and other system expenditures in the first nine months of 2008.

Capital expenditures	Quarters ended September 30			Nine-month periods ended Sept. 30
($ in millions)	2008	2007	Change	2008	2007	Change

Wireline segment	340.0	302.6	12.4%	916.1	882.0	3.9%
Wireless segment	132.3	131.5	0.6%	311.5	415.8	(25.1)%
TELUS consolidated	472.3	434.1	8.8%	1,227.6	1,297.8	(5.4)%

EBITDA (as adjusted) less capital expenditures (1)	502.1	545.7	(8.0)%	1,613.8	1,506.2	7.1%

(1)             See Section 11.1 for the calculation.

Capital expenditures increased by $38.2 million in the third quarter of 2008, when compared to the same period in 2007, due to upfront expenditures to support new enterprise customers and broadband services. For the first nine months of 2008, capital expenditures decreased by $70.2 million, mainly due to reduced wireless capital initiatives. TELUS’ EBITDA (as adjusted) less capital expenditures decreased by $43.6 million in the third quarter of 2008, as compared to the same period in 2007, reflecting the wireline segment’s lower EBITDA and higher capital expenditure level. For the first nine months, EBITDA (as adjusted) less capital expenditures increased by $107.6 million when compared to the same period in 2007, as higher wireless EBITDA and lower wireless capital spending more than offset wireline results.

•                  Wireline segment capital expenditures increased by $37.4 million and $34.1 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. The increases were primarily upfront expenditures to support new enterprise customers and broadband services, partly offset by lower demand in 2008 for network access builds resulting from more moderate residential construction activity in B.C. and Alberta. Wireline cash flows (EBITDA as adjusted less capital expenditures) were $109.4 million and $412.1 million, respectively, in the third quarter and first nine months of 2008, or decreases of 29% and 15%, respectively, when compared to the same periods in 2007. The decreases were due to lower adjusted EBITDA and higher capital expenditures.

•                  Wireless segment capital expenditures increased by $0.8 million and decreased by $104.3 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Expenditures decreased due to re-prioritization of capital initiatives to support the new HSPA program that commenced recently. Wireless cash flows (EBITDA as adjusted less capital expenditures) were $392.7 million and $1,201.7 million, respectively, in the third quarter and first nine months of 2008, or increases of 0.3% and 17%, respectively, when compared to the same periods in 2007. The increase for the first nine months resulted from lower capital spending and increased adjusted EBITDA.

Payment for AWS spectrum licences	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2008	2007	Change	2008	2007	Change

	881.6	—	—	881.6	—	—%

The Company provisionally acquired 59 licences in Industry Canada’s advanced wireless services spectrum auction, concluded July 21, 2008, for $879.9 million plus auction process charges of $1.7 million. The amount of successful bids was paid through a combination of drawing on credit facilities and utilization of cash on hand. See Section 1.3 Canadian telecommunications industry, Section 2 - Building national capabilities, Section 4.1 Principal markets addressed and competitors, and Section 10.1 Regulatory. As the Company does not yet have the right to commercially use the 59 spectrum licences until such time as eligibility provisions have been cleared by Industry Canada, the payment has currently been classified on the consolidated balance sheets as a long-term asset rather than as a capital asset.

Capital intensity (1)	Quarters ended September 30				Nine-month periods ended Sept. 30
(in %)	2008	2007	Change		2008	2007	Change

Capital expenditure intensity	19.3	18.8	0.5	pts	17.1	19.2	(2.1	)pts
Capital expenditure intensity, including payment for AWS spectrum licences	55.3	18.8	36.5	pts	29.3	19.2	10.1	pts

(1)             Capital intensity is the measure of capital investment divided by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

TELUS’ capital expenditure intensity ratio in the third quarter of 2008 was consistent with the same period in 2007, reflecting an increase in wireline (26.5% versus 24.5%) and a decrease in wireless (10.9% versus 11.8%). For the first nine months of 2008, the TELUS’ capital expenditure intensity level was down from one year earlier due to a decrease in wireless (9.0% versus 13.1%), while the expenditure level was steady in wireline (23.8% versus 24.0%). The payment of $881.6 million for AWS spectrum licences in the third quarter of 2008 increased the overall capital intensity ratio temporarily.

7.3 Cash provided (used) by financing activities

Net cash provided by financing activities was $356.8 million and $733.5 million, respectively, in the third quarter and first nine months of 2008. This compares to net cash used by financing activities of $403.0 million and $1,041.7 million, respectively, in the same periods of 2007.

•                  Cash dividends paid were $289.5 million for the first nine months of 2008, and were in respect of the first quarter dividend paid April 1 and the second quarter dividend remitted June 30. The third quarter dividend of $143.6 million was paid on October 1. Dividend payments in 2008 reflected a higher quarterly dividend rate (45 cents per share in 2008 compared to 37.5 cents per share in 2007), partly offset by lower shares outstanding from NCIB share repurchase programs.

•                  Purchases of shares under NCIB programs decreased by $157.1 million and $328.1 million, respectively, in the third quarter and first nine months of 2008 when compared to the same periods in 2007. Fewer shares were repurchased at a lower average price.

The Company’s renewed NCIB program (Program 4) came into effect on December 20, 2007 and is set to expire on December 19, 2008. At September 30, 2008, the Company has repurchased 12% of the maximum eight million

Common Shares and 48% of the maximum 12 million Non-Voting Shares under Program 4. The Company intends to renew in December the normal course issuer bid share repurchase program for 2009.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid

2007 – Program 3
Six-months ended June 30	2,305,000	3,897,300	6,202,300	112.8	257.4	370.2
Third quarter	349,900	3,967,100	4,317,000	89.6	142.6	232.2
Nine months ended Sept. 30	2,654,900	7,864,400	10,519.300	202.4	400.0	602.4

2008 – Program 4
Six-months ended June 30	950,000	3,685,200	4,635,200	91.1	108.1	199.2
Third quarter	300	1,970,200	1,970,500	42.3	32.8	75.1
Nine months ended Sept. 30	950,300	5,655,400	6,605,700	133.4	140.9	274.3

(1)             Represents the book value of shares repurchased.

(2)             Represents the cost in excess of the book value of shares repurchased.

•                  In April 2008, the Company publicly issued $500 million, 5.95%, Series CE, Canadian dollar Notes at a price of $998.97 per $1,000.00 of principal. The Notes mature in April 2015. The net proceeds of the offering were used for general corporate purposes, including repayment of amounts under the 2012 revolving credit facility, and to refinance short-term financing sources, which had been utilized in January for purchase of the then issued and outstanding Emergis common shares for $743 million.

The Series CE Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 66 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CE Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

•                  On August 6, 2008, the Board of Directors approved an increase in the authorized commercial paper program from $800 million to $1.2 billion.

•                  Bank facilities and commercial paper:

During the first quarter, the Company increased utilization of the 2012 bank facility from $nil to $320.9 million and increased commercial paper by $212.8 million for general corporate purposes, including acquisitions in January. During the second quarter of 2008, the Company reduced the amount drawn from the 2012 bank facility to $162.0 million at June 30, 2008. During the third quarter, utilized bank facilities increased to $430 million to help pay for the advanced wireless services spectrum licences. Commercial paper outstanding was $967.6 million at September 30, up from $800 million at June 30 and March 31, 2008.

•                  In comparison, debt financing activities in 2007 included the March issue of Series CC and CD Notes totalling $1 billion, establishment of a commercial paper program in May, and repayment of approximately $1.5 billion of maturing Notes in June. These activities contributed to a lower effective interest rate in subsequent periods.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, September 30	2008	2007	Change

Components of debt and coverage ratios (1) ($ millions)

Net debt	7,186.7	6,121.4	1,065.3
Total capitalization – book value	14,387.8	13,063.3	1,324.5

EBITDA - excluding restructuring costs	3,821.7	3,542.4	279.3
Net interest cost	454.0	464.6	(10.6)

Debt ratios

Fixed-rate debt as a proportion of total indebtedness (%)	77.2	83.0	(5.8	)pts
Average term to maturity of debt (years)	4.3	5.8	(1.5)

Net debt to total capitalization (%) (1)	49.9	46.9	3.0	pts
Net debt to EBITDA - excluding restructuring costs (1)	1.9	1.7	0.2

Coverage ratios (1)

Interest coverage on long-term debt	4.4	4.0	0.4
EBITDA - excluding restructuring costs interest coverage	8.4	7.6	0.8

Other measures (1)

Free cash flow ($ millions) (2)	880.1	1,376.5	(496.4)
Dividend payout ratio of sustainable net earnings (%)	54	47	7	pts
Dividend payout ratio (%)	47	46	1	pt

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             See Section 11.2 Free cash flow for the definition.

Net debt at September 30, 2008 increased from one year earlier due to the $500 million debt issue in April 2008, as well as increased use of commercial paper and amounts drawn on the 2012 credit facility, net of lower proceeds from securitized accounts receivable and a higher cash balance. Total capitalization increased because of higher net debt and retained earnings, partly offset by lower share capital due to share repurchases.

The average term to maturity of debt of 4.3 years at September 30, 2008 decreased from 5.8 years at September 30, 2007 due to increased commercial paper and amounts drawn against the 2012 credit facility, partly offset by the issuance in April 2008 of $500 million, Series CE, seven-year Notes. The proportion of debt on a fixed rate basis decreased mainly due to increased commercial paper and amounts drawn against the 2012 credit facility, partly offset by a decrease in proceeds from securitized accounts receivable and the April 2008 seven-year Note issue.

When compared to one year earlier, the interest coverage on long-term debt ratio increased by 0.4, of which, 0.2 resulted from higher income before income taxes and long-term interest and 0.2 resulted from lower long-term interest. The EBITDA interest coverage ratio increased by 0.8, of which, 0.6 resulted from higher EBITDA before restructuring and 0.2 resulted from a lower net interest cost.

Free cash flow for the 12-month period ended September 30, 2008, decreased significantly when compared to the measure one year earlier, largely due to the $881.6 million payment for AWS spectrum licences in the third quarter of 2008, but this was partly offset by higher income tax recoveries and interest income, higher EBITDA after share-based compensation and restructuring payments, lower paid interest and lower capital expenditures.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.9 times at September 30, 2008, or an increase of 0.2 from one year earlier, as higher net debt was partly offset by improved 12-month trailing EBITDA before restructuring costs. The ratio remained within the long-term target range.

•                  Dividend payout ratio of 45 to 55% of sustainable net earnings.

The ratio calculated to exclude favourable tax-related adjustments and the net-cash settlement feature from earnings for the 12-month period ended September 30, 2008 was 54% as compared to 47% one year earlier. The ratios based on actual earnings were 47% and 46%, respectively.

7.5 Credit facilities

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The financial ratio tests in the new facility are substantially the same as those in the 2012 $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4 to 1 and may not permit its operating cash flow to interest expense ratio to be less than 2 to 1, each as defined. The new credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins.

At September 30, 2008, TELUS had available liquidity of approximately $1.18 billion from unutilized credit facilities, consistent with the Company’s objective of maintaining at least $1 billion of available liquidity.

TELUS Credit Facilities at September 30, 2008

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity

Five-year revolving facility (1)	May 1, 2012	2,000.0	(430.0)	(200.9)	(967.6)	401.5
364-day revolving facility (2)	March 2, 2009	700.0	—	—	—	700.0
Other bank facilities	—	77.2	—	(3.1)	—	74.1
Total	—	2,777.2	(430.0)	(204.0)	(967.6)	1,175.6

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at September 30, 2008) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.4 to 1 at September 30, 2008) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006, March 31, 2008, and September 12, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. The March 31, 2008 amendment resulted in the term being extended to July 17, 2009, for this revolving-period securitization agreement.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of November 5, 2008.

Balance of proceeds from securitized receivables ($ millions)	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30	2007, Mar. 31	2006, Dec. 31
	250.0	150.0	500.0	500.0	550.0	500.0	150.0	500.0

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings since TELUS’ 2007 Management’s discussion and analysis. On March 27, 2008, DBRS Ltd. confirmed its credit ratings and trend for TELUS and TCI, and on April 7, assigned a rating and trend of A (low), stable, to TELUS’ new $500 million, 5.95%, seven-year unsecured Note issue. On August 7, 2008, DBRS confirmed its rating for TELUS Corporation’s commercial paper program at R-1 (low), stable.

On April 2, Moody’s Investors Service (Moody’s) assigned a Baa1 rating with a stable outlook to TELUS’ new debt issue, while confirming the same for TELUS’ existing senior unsecured Notes. On April 3, FitchRatings assigned a BBB+ rating with a stable outlook to the new TELUS debt issue. Standard and Poor’s assigned a BBB+ rating with a stable outlook to new Series CE Notes.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—

TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company’s financial instruments, and the nature of risks that they may be subject to, were described in the Company’s 2007 Management’s discussion and analysis. Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures (CICA handbook section 3862) apply to the Company and result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks.

Liquidity risk (Note 4(c) of the interim Consolidated financial statements)

As a component of capital structure financial policies, discussed under Capabilities – Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 16(e) of the interim Consolidated financial statements, the Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets. The Company’s undiscounted financial liability contractual maturities, which include interest thereon (where applicable), are as follows:

	Non-derivative			Derivative
	Non-
	interest	Long-term debt				Other financial liabilities
As at	bearing	All except		Currency swaps amounts			Currency swaps amounts
September 30,	financial	capital	Capital	to be exchanged(2)			to be exchanged
2008 ($ millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2008
Fourth quarter	929.7	148.3	1.1	(81.8)	125.3	63.7	(135.7)	127.4	1,178.0
2009	313.8	389.3	3.0	(163.7)	250.6	10.2	(50.8)	50.2	802.6
2010	5.2	465.5	1.7	(163.7)	250.6	4.5	—	—	563.8
2011	0.2	2,345.8	0.7	(2,130.4)	3,075.7	—	—	—	3,292.0
2012	0.2	1,882.5	0.4	—	—	—	—	—	1,883.1
Thereafter	1.2	3,146.1	0.1	—	—	—	—	—	3,147.4
Total	1,250.3	8,377.5	7.0	(2,539.6)	3,702.2	78.4	(186.5)	177.6	10,866.9

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at September 30, 2008.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt “currency swaps” receive column, have been determined based upon balance sheet date exchange rates. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt “currency swaps” pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 16(b) of the interim Consolidated financial statements).

Commitments and contingent liabilities (Note 18 of the interim Consolidated financial statements)

Price cap deferral accounts

On January 17, 2008, the CRTC issued Decision Telecom 2008-1 Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities. This decision approved TELUS’ use of its deferral account for expansion of broadband services to an additional 119 rural and remote communities (subsequently reduced to 88 communities in Telecom Decision 2008-87, described below) and confirmed approximately five per cent of the deferral account balance was to be used to enhance accessibility to telecommunications services for individuals with disabilities. The decision also confirmed that the remaining balance of accumulated balance of TELUS’ deferral account was to be rebated to local residential customers in non-high cost serving areas (rural or remote areas).

On April 16, 2008, the Company petitioned to the Federal Cabinet seeking to rescind those parts of Decision 2008-1 that prevent the use of the remaining deferral account funds for broadband expansion in rural and remote areas. The petition also seeks to vary the decision to allow incumbent local exchange carriers to file additional proposals to use all of the available remaining deferral account for the purpose of broadband extension in their respective areas where it would otherwise be uneconomic to do so, except for the five per cent of the deferral account designated to improve access for persons with disabilities. Given the decision by the Supreme Court of Canada to hear the Company’s appeal, it is likely that the petition to the Governor in Council will not be responded to within the one year required timeframe. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision 2008-1. The stay was granted on April 23, 2008, and applies to the rebate and broadband expansion determinations in Decision 2008-1.

The Federal Court of Appeal heard two appeals of the CRTC’s initial decision on disposition of funds in the deferral account (Decision 2006-9) in January 2008. The Consumers Association of Canada and the National Anti-Poverty Organization sought rebates from the deferral account direct to consumers rather than have the account used for purposes designated by the CRTC. Bell Canada’s appeal grounds were that the CRTC exceeded its jurisdiction to the extent that the CRTC approved rebates from the deferral account. Within that hearing, the Federal Court of Appeal further granted Bell Canada a motion for a stay of Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any purpose other than improvement of accessibility to communications services for individuals with disabilities. In March 2008, the Federal Court of Appeal dismissed both appeals. In September 2008, the Supreme Court of Canada granted the Company leave to appeal the March 2008 Federal Court of Appeal’s ruling concerning Decision 2006-9. The Company filed its appeal asking the Supreme Court of Canada to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada further granted the Company a motion for a stay of Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. Bell Canada and the Consumer Groups also applied to the Supreme Court for leave to appeal the Federal Court of Appeal’s ruling alleging various jurisdictional errors. The Supreme Court of Canada also agreed to hear appeals from Bell Canada and the Consumer Groups.

Telecom Decision 2008-87 – Application to review and vary part of Telecom Decision 2008-1

Competitor Axia Supernet Ltd. had applied to the CRTC in April and May to review and vary parts of Decision 2008-1, including removal of 35 Alberta communities from the list of 119 communities approved for broadband expansion. The CRTC issued Telecom Decision 2008-87 on September 9, removing 31 Alberta communities from the approved list, with 30 of the removed communities subject to further review in a follow-up proceeding.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(c) of the interim Consolidated financial statements.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at September 30, 2008. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. The number of issuable shares at October 31, 2008 was not materially different from September 30.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares

Common equity
Outstanding shares at September 30, 2008	174.8	143.0	317.8	(1)
Options outstanding and issuable (2) at September 30, 2008	0.4	15.3	15.7
	175.2	158.3	333.5

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 320.3 million for the three-month period ended September 30, 2008.

(2)             Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2007 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS’ 2007 Consolidated financial statements, other than for developments set out below.

Convergence with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: (i) as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and (ii) standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. The first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In August 2008, the United States Securities and Exchange Commission issued a proposed road map that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it contemplates mandatory usage of IFRS-IASB by all United States reporting issuers as early as 2014. It is not possible to currently assess the impact, if any, this proposal will have on the International Accounting Standards Board’s work plan.

There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

Implementation phase	Description and status

Initial impact assessment and scoping

This phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB, as relevant to the Company’s specific instance.

Based upon the current state of IFRS-IASB, this phase identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company. The Company will assess any such change as a component of its key elements phase.

Key elements

This phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

Currently underway are the identification, evaluation and selection of accounting policies necessary for the Company to changeover to IFRS-IASB; consideration of impacts on operational elements, such as information technology and internal control over financial reporting, are integral to this process. Targeted training activities, which leveraged both internal and external resources, occurred during the current reporting period.

Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences.

Embedding	This phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to change over to IFRS-IASB.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS-IASB implementation accounting policy differences is expected to increase.

The Company will present its results for fiscal 2010 using contemporary Canadian GAAP. In 2011, the Company will present its comparative results for fiscal 2010 using contemporary IFRS-IASB. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

Financial instruments – disclosure; presentation

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. As set out in Note 4 of the interim Consolidated financial statements, the new recommendations result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The transitional provisions provide that certain of the incremental disclosures need not be provided on a comparative basis in the year of adoption.

Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-IASB converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position are not materially affected by the new recommendations.

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets will apply to the Company. The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets. The Company’s results of operations and financial position are not expected to be materially affected by the new recommendations.

9.     Annual guidance for 2008

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussion and analysis, and updates in TELUS’ 2008 first, second and this third quarter Management’s discussions and analyses.

The Company has revised its annual guidance considering recent economic uncertainty and results for the first nine months, including strong gross wireless subscriber additions and smartphone adoption, related acquisition and retention expenses, and an increase in expected full year restructuring charges to approximately $50 million, up $20 million from the expectation on August 8.

Annual guidance for 2008	Revised guidance	Expected change from 2007 for revised guidance	Previous guidance August 8, 2008
Consolidated
Revenues	$9.675 to $9.725 billion	7%	$9.675 to $9.825 billion
EBITDA (1) (2007 as adjusted (2))	$3.725 to $3.8 billion	(1) to 1%	$3.8 to $3.9 billion
EPS - basic (2007 as adjusted (3))	$3.45 to $3.60	(16) to (12)%	$3.50 to $3.70
EPS - basic (2007 as adjusted), excluding favourable tax-related impacts	$3.45 to $3.60	3 to 7%	$3.50 to $3.70
Capital expenditures, excluding payment for AWS spectrum	No change at approx. $1.9 billion	7%	Approx. $1.9 billion

Wireline segment
Revenue (external)	$5.025 to $5.05 billion	4 to 5%	$5.025 to $5.1 billion
EBITDA (2007 as adjusted (2))	$1.75 to $1.775 billion	(4) to (3)%	$1.75 to $1.8 billion

Wireless segment
Revenue (external)	$4.65 to $4.675 billion	9 to 10%	$4.65 to $4.725 billion
EBITDA (2007 as adjusted (2))	$1.975 to $2.025 billion	2 to 5%	$2.05 to $2.1 billion

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             EBITDA for 2007 adjusted to exclude an incremental pre-tax charge of $168.7 million that related to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Of the total amount, $145.1 million was recorded in wireline and $23.6 million was recorded in wireless.

(3)             Basic EPS for 2007 adjusted to exclude an incremental after-tax charge of $0.32 per share for the introduction of a net-cash settlement feature.

The following key assumptions were made at the time the original 2008 targets were announced in December 2007. Expectations for GDP growth, the Canadian dollar exchange rate, and the expected statutory tax rate have been revised and actual or expected results to date are reported for each assumption as follows:

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

Canadian real GDP growth estimate of 2.8% and above average growth in the provinces of Alberta and B.C.

With the acceleration of the credit crisis globally during the third quarter of 2008, management’s current estimates of 2008 real GDP growth are: 0.7% for Canada, 2.1% for Alberta, and 1.7% for B.C. Management’s revised assumptions are aggregated from recent forecasts from the Conference Board of Canada and several Canadian banks.

Canadian dollar at or near parity with the U.S. dollar

The Canadian dollar daily closing exchange rate varied between U.S. $0.929 and approximately U.S. $1.00 during the third quarter of 2008, and between U.S. $0.929 and U.S. $1.024 during the first nine months of 2008. The average close for the three-month and nine month periods was approximately U.S. $0.96 and U.S. $0.98, respectively. (Source: the Bank of Canada.) Management’s current expectation is that the Canadian dollar will average approximately U.S. $0.95 in 2008.

TELUS continues to maintain its position of fully hedging foreign exchange exposure for the 8.00% U.S. dollar Notes due 2011. The Company’s foreign exchange risk management also includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar transactions and commitments. In the nine months ended September 30, 2008, the Company has not been materially impacted by volatility in Canada:U.S. dollar exchange rates.

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Confirmed by: (i) a western cable-TV competitor reporting strong high-speed Internet and telephone net additions and expansion of its product offerings to appeal to a wider consumer base in more locations; and (ii) TELUS’ network access line losses of 3.6% for the 12-month period ended September 30, 2008

The impact from the acquisition of Emergis was assumed to begin in March 2008	The transaction closed in mid-January 2008 instead of the beginning of March and is expected to have a minor impact on TELUS’ 2008 targets

Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year	No change, based on industry net additions announced publicly for the first nine months of 2008

The capital expenditures target explicitly excluded potential purchases of wireless spectrum in the AWS spectrum auction	No change to capital expenditure guidance. Payments of $881.6 million for AWS spectrum licences were recorded in the third quarter

No new wireless competitive entrant assumed for 2008

Several regional competitive entrants have provisionally acquired spectrum licences in the AWS auction concluded July 2008, but it is expected that entrants are not likely to offer services until 2009 or later. See Section 10.1 Regulatory

Restructuring expenses of approximately $50 million include the integration of Emergis	Current expectation is approximately $50 million for the full year to support efforts aimed at improving cost structures and enhancing efficiency

A blended statutory income tax rate of 31% to 32%	The blended statutory rate is expected to be approximately 30.5% to 31.5% as a result of enacted British Columbia tax rate changes

A discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007)

Assumptions are set at the beginning of the year for pension accounting. Assumptions for 2009 will be set in December 2008 and are dependent on rates of return on the plans’ assets for 2008 and interest rates at year-end 2008

Average shares outstanding of approximately 320 million (down 3.5% from 331.7 million in 2007).	Average shares for the nine-month period ended September 30, 2008 were 321.3 million, or 3.7% lower than the same period in 2007, consistent with the assumption for the full year

10.  Risks and risk management

The following are updates to the risks and risk management discussions in Section 10 of TELUS’ 2007 annual Management’s discussion and analysis, and 2008 first and second quarter Management’s discussions and analyses.

10.1 Regulatory

Advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

Industry Canada conducted a spectrum auction between May 27 and July 21, 2008, for 90 MHz of AWS spectrum in 1.7/2.1 GHz ranges, of which 40 MHz was set aside for new entrants. Also auctioned were 10 MHz for PCS service extension, and 5 MHz in the 1670-1675 MHz range.

Licence terms: The rules for the spectrum auction were released February 29, 2008, by Industry Canada in Conditions of Licence for Mandatory Roaming and Antenna Tower and Site Sharing and to Prohibit Exclusive Site Arrangements. The rules endorsed a continued facilities-based regulatory orientation and included the following:

•                  licence terms began at the conclusion of the auction;

•                  new entrants shall be entitled to roam on incumbents’ networks within their licensed areas for five years and outside their licensed areas for 10 years on commercial terms;

•                  new entrants shall be entitled to utilize incumbents’ towers at commercial rates (and subject to space availability);

•                  new entrants must build facilities in areas where they have won spectrum (no roaming on competitors’ networks within their own areas until they have built their own networks);

•                  no mandatory resale of incumbents’ services outside new entrants’ coverage areas;

•                  a subscriber cannot roam unless he or she is already served on another radio access network;

•                  new entrants have no right to roam through incumbents’ international roaming agreements;

•                  data service roaming need only be provided at a comparable quality to a new entrant’s service;

•                  mandated roaming is not available to incumbents if they have licences in the service area;

•                  there are 90-day time limits to respond to tower/site sharing requests; and

•                  where there are disputes between service providers, a binding arbitration process will apply, with arbitrators appointed from a list of retired judges and lawyers.

While TELUS provisionally won and paid for spectrum licences in the AWS auction to facilitate its own long-term growth, the availability of AWS spectrum to competitors, as well as mandatory roaming and tower and site sharing rules may increase competitive intensity. Several apparent new regional competitors have acquired spectrum, as summarized in Section 4.1. Industry Canada is expected to turn over licences following a closed-door eligibility review process. TELUS has requested that Industry Canada conduct an open and transparent public process to investigate ownership structures of new wireless companies. Rogers Communications Inc. and Shaw Communications Inc. have supported TELUS’ request, while Quebecor Inc. and Globalive Wireless LP have submitted letters opposing the request.

The long-term viability of all new regional entrants in the market remains uncertain because of network build-out and spectrum costs, capital market conditions, restrictions on foreign investment, and material business activities required prior the launch of services. It is expected that new entrants will not launch services until 2009 or later. The presence of new regional entrants in the marketplace may negatively affect the future market share of wireless incumbents, including TELUS, and may impact pricing of services.

Additional forbearance decisions

In 2008, the CRTC continued to take steps to forbear from regulating prices, particularly for services offered in competitive markets. Recent decisions include forbearance from regulation of certain local exchange services, promotions, and high capacity inter-exchange private line routes.

Residential and business local exchange services: In the first ten months of 2008, the CRTC approved TELUS’ forbearance applications for residential local services in 35 exchanges in B.C., Alberta and Eastern Quebec, and approved one exchange effective September 2009. The CRTC also determined that the competitor presence test was not met in nine Eastern Quebec exchanges and denied applications for forbearance in those communities. In the first ten months of 2008, the CRTC also approved TELUS’ forbearance applications for business local exchange services in Langley and West Vancouver, B.C., but denied two other applications for smaller centres. Cumulatively, TELUS has received approval for deregulation of local phone services for residential markets covering approximately 80% of its residential lines in non-high cost serving areas, and for approximately two-thirds of its business lines.

10.2 Human resources

Collective bargaining at TELUS Québec

In September 2008, the members of the Syndicat des agents de maîtrise de TELUS (SAMT) voted to accept a new collective agreement, with 91% of the votes cast in favour of acceptance. The new agreement will remain in effect until December 31, 2011. The SAMT agreement covers more than 500 professional and supervisory team members employed in Quebec. TELUS currently employs approximately 5,000 team members in the province.

10.3 Process risks

TELUS continues to develop new phases of a wireline billing and customer care system. In 2007, TELUS converted its wireline consumer customers in Alberta to the new integrated billing and client care system. Initial system difficulties were experienced, which temporarily reduced order processing capability and caused increased installation backlogs and higher costs, such as extra call centre resources to maintain service levels.

Building on the experience gained with the 2007 Alberta conversion, a much larger pilot implementation for approximately 150,000 residential customers in B.C. began in the second quarter of 2008, followed by a system conversion for more than one million B.C. residential customers in mid-July. While it is still early in the post-conversion period, the billing and order entry functions have performed well and service levels have not been materially impacted. However, there can be no assurance that system difficulties will not occur in future periods.

10.4 Technology

Fourth generation wireless broadband technology

As described in Section 2, the Company has chosen Long Term Evolution or LTE as its technology path for its fourth generation (4G) wireless broadband network. TELUS expects the enhancement of its wireless networks using the latest generation of HSPA technology to position the Company for a smoother future transition to LTE, an emerging worldwide 4G technology. TELUS also announced it has entered into an HSPA network sharing agreement with Bell Canada using existing spectrum, which is an enhancement of an agreement first signed in 2001.

The risks and uncertainties associated with this initiative include: increased costs or difficulties related to completion of the network build and sharing agreement with Bell Canada; performance of suppliers; benefits, efficiencies and cost savings from the new HSPA or LTE technology or related services may not be realized fully; transition of services or technology will be more difficult than expected; LTE may not emerge as the worldwide 4G technology standard as expected; and other anticipated and unanticipated costs, expenses and risk factors relating to TELUS or affecting Bell Canada or the selected suppliers.

10.5 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available, or increase the cost of such capital, for investment grade corporate credits such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has access to a shelf prospectus pursuant to which it can offer $2.5 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets.

On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities exceeding $1.1 billion at September 30, 2008, including the 364-day facility. As described in Section 7.6 Accounts receivable securitization, TCI entered into an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. At September 30, 2008, TCI had received aggregate cash proceeds of $250 million. TCI is required to maintain at least a BBB(low) credit rating by DBRS Ltd – currently A(low) – failing which, the Company may be required to wind down the program prior to the July 2009 termination date of the agreement.

Ability to refinance maturing debt

On August 6, 2008, TELUS’ commercial paper program was increased from a maximum of $800 million to a maximum $1.2 billion. At September 30, 2008, TELUS had $967.8 million of commercial paper issued, which will need to be refinanced on an ongoing basis. Capital market conditions may prohibit the rolling of commercial paper at reasonable rates.

Risk mitigation: At September 30, 2008, TELUS has no significant amounts of long-term debt maturing until 2011 and 2012. The Company’s commercial paper program is backstopped by the 2012 credit facility. TELUS may refinance amounts drawn on its credit facilities with longer-term maturities. Consistent with past practice, TELUS may also pre-fund or refinance long-term debt prior to maturity. TELUS could also reduce repurchase activity under its NCIB share repurchase plan to conserve funds for operations or servicing debt.

A reduction in TELUS credit ratings could impact TELUS’ cost of capital and access to capital

TELUS’ cost of capital could increase and access to capital might be affected by a reduction in TELUS’ and/or TCI’s credit ratings. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. See Section 7.4 Liquidity and capital resource measures.

Lower than expected free cash flow could constrain ability to invest in operations or make purchases under NCIB programs

TELUS expects to generate free cash flow in 2008, which would be available to, among other things, repurchase shares and pay dividends to shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that taxable income will be generated in 2008 and that substantial cash tax payments will commence in 2009 both in respect of 2008 and on an instalment basis in respect of 2009. Payment of cash income taxes in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

Risk mitigation: From December 2004 through September 30, 2008, TELUS had sufficient cash flow to repurchase shares under four NCIB programs. See Section 7.3 Cash used by financing activities. As the Company begins paying cash income taxes, it may choose to not renew or to reduce the size of the NCIB share repurchase program, as warranted.

Quarterly, the TELUS Board reviews the dividend based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings.

10.6 Economic growth and fluctuations

It is expected that Canadian economic growth will slow in the fourth quarter of 2008, reflecting a significant reduction in commodity prices, a much weaker U.S. economy and tighter global credit conditions. The principal risk to the current view of the Canadian economy is tighter credit conditions spreading into both the domestic consumer and business sectors.

Significant economic downturns or recessions may adversely impact TELUS

In the event of an uncertain economy or an economic downturn, residential and business telecommunications customers may delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. In 2008, TELUS continued to benefit from strong growth in the cyclical resource economies in B.C. and Alberta, which may experience lower future growth. TELUS’ non-ILEC wireline operations are facing lower growth in the manufacturing economies of Ontario and Quebec. TELUS may also pursue cost reduction and efficiencies to mitigate economic impacts as well as reduce NCIB share repurchases and/or capital expenditures.

Pension funding

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 will largely be determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008. As at September 30, 2008, the Company’s best estimate of cash contributions to its defined benefit plans in 2008 is currently $97 million (2007 - $93 million).

11. Reconciliation of non-GAAP measures and definitions

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants – see Section 11.4 – EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA and EBITDA (as adjusted) are regularly reported to the chief operating decision-maker.

	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2008	2007	2008	2007

Net income	285.1	409.9	843.1	857.8
Other expense (income)	5.6	8.0	24.8	30.3
Financing costs	121.2	86.2	344.9	331.0
Income taxes	125.1	78.6	348.0	251.6
Non-controlling interest	1.0	1.7	2.7	4.5
Operating income	538.0	584.4	1,563.5	1,475.2
Depreciation	344.0	332.5	1,033.2	968.5
Amortization of intangible assets	92.1	70.1	244.5	192.2
EBITDA	974.1	987.0	2,841.2	2,635.9
Net-cash settlement feature expense (recovery)	0.3	(7.2)	0.2	168.1
EBITDA (as adjusted)	974.4	979.8	2,841.4	2,804.0

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2008	2007	2008	2007
EBITDA	974.1	987.0	2,841.2	2,635.9
Capital expenditures	(472.3)	(434.1)	(1,227.6)	(1,297.8)
EBITDA less capital expenditures	501.8	552.9	1,613.6	1,338.1
Net-cash settlement feature expense (recovery)	0.3	(7.2)	0.2	168.1
EBITDA (as adjusted) less capital expenditures	502.1	545.7	1,613.8	1,506.2

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2008	2007	2008	2007
Cash provided by operating activities	986.1	831.8	2,072.3	2,354.3
Cash (used) by investing activities	(1,352.7)	(430.0)	(2,789.8)	(1,300.1)
	(366.6)	401.8	(717.5)	1,054.2

Net employee defined benefit plans expense	25.3	24.0	74.8	69.0
Employer contributions to employee defined benefit plans	26.6	18.9	77.9	67.5
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(0.3)	(5.9)	5.3	(1.1)
Reduction (increase) in securitized accounts receivable	(100.0)	(50.0)	250.0	(50.0)
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(13.6)	118.2	81.2	3.5
Acquisitions	4.5	—	695.8	—
Proceeds from the sale of property and other assets	(9.3)	(4.1)	(12.6)	(5.4)
Other investing activities	3.6	—	(2.6)	7.7
Free cash flow	(429.8)	502.9	452.3	1,145.4

The following shows management’s calculation of free cash flow.

	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2008	2007	2008	2007

EBITDA	974.1	987.0	2,841.2	2,635.9

Restructuring costs net of cash payments	(9.4)	3.3	(14.1)	(21.0)
Share-based compensation	8.4	(3.3)	24.8	126.4
Donations and securitization fees included in Other expense	(4.6)	(9.2)	(21.7)	(27.6)
Cash interest paid	(43.1)	(41.1)	(263.9)	(283.2)
Cash interest received	0.4	1.4	2.4	8.9
Income taxes received (paid), less investment tax credits received that were previously recognized in either EBITDA or capital expenditures, and other	(1.7)	(1.1)	(7.2)	3.8
Capital expenditures	(472.3)	(434.1)	(1,227.6)	(1,297.8)
Payment for AWS spectrum licences	(881.6)	—	(881.6)	—
Free cash flow	(429.8)	502.9	452.3	1,145.4

11.3 Definitions of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The dividend payout ratio of sustainable net earnings is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share excluding, on a per share basis, tax-related adjustments and the net-cash settlement feature, which are considered more representative of a sustainable calculation. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $27.1 million and $22.2 million, respectively, for the 12-month periods ended September 30, 2008 and 2007.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at September 30
($ millions)	2008	2007
Long-term debt including current portion	6,038.0	4,502.6
Debt issuance costs netted against long-term debt	29.6	31.5
Derivative liability	1,045.0	1,201.5
Accumulated Other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(140.0)	(163.2)
Cash and temporary investments	(35.9)	(1.0)
Proceeds from securitized accounts receivable	250.0	550.0
Net debt	7,186.7	6,121.4

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which is in respect of the US$1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ended September 30, 2008 and 2007 are the same as reported quarterly financing costs over those periods.

Total capitalization – book value excludes Accumulated other comprehensive income or loss and is calculated as follows:

	As at September 30
($ millions)	2008	2007
Net debt	7,186.7	6,121.4
Non-controlling interests	21.9	23.8
Shareholders equity	7,066.3	6,799.5
Accumulated other comprehensive loss	112.9	118.6
Total capitalization – book value	14,387.8	13,063.3